Exhibit 99.20

NOTICE OF
2021 ANNUAL GENERAL MEETING
OF SHAREHOLDERS

_______________

MANAGEMENT INFORMATION circular
MARCH 16, 2021

These materials are important and require your immediate attention. They require the shareholders of Ero Copper Corp. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

NOTICE OF ANNUAL GENERAL
MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of ERO COPPER CORP. (the “Company” or “Ero”) will be held in a virtual-only format conducted via live audio teleconference on Tuesday, May 4, 2021 at 4:00 p.m. (Vancouver time) for the following purposes:

1.	receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2020, and the auditor’s report thereon;

2.	re-elect nine directors to hold office for the ensuing year;

3.	reappoint KPMG LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year, and authorize the directors to fix the remuneration to be paid to the auditor;

4.	authorize and approve a non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation; and

5.	transact such other business as may be properly brought before the Meeting.

The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be addressed at the Meeting and is deemed to form part of this Notice.

If you owned common shares of Ero as of the close of business on March 12, 2021 (the record date for the Meeting), you are entitled to receive notice of and vote at the Meeting or at any adjournments or postponement thereof.

This year, in light of the ongoing public health impact of the COVID-19 pandemic and Ero’s commitment to support the health, safety and wellness of our communities, shareholders, directors, employees and other stakeholders, Ero will hold the Meeting in a virtual-only format, which will be conducted via live audio teleconference. Ero intends to hold the virtual Meeting in a manner that affords its shareholders opportunities to participate, substantially similar to those shareholders would have at an in-person meeting. Shareholders will not be able to attend the Meeting in person. At the virtual Meeting, registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves or a third-party as proxyholder, regardless of geographic location and equity ownership, will have an equal opportunity to participate, vote during the Meeting and ask questions in respect of each of the matters to be voted upon as such matters are brought forward to the Meeting, all in real time, through the teleconference system, provided they have properly pre-registered before the Meeting in accordance with directions set out in the accompanying Circular under the heading “Solicitation of Proxies and Voting Instructions”. Any questions unrelated to a matter at hand will be deferred until the matter is brought forward for approval or until the end of the Meeting, as applicable.

Registered shareholders of Ero are entitled to vote at the Meeting either via live teleconference, provided they have properly pre-registered before the Meeting, or by proxy. Registered Shareholders who are unable to attend the Meeting via teleconference are encouraged to read, complete, sign, date and return the enclosed proxy form in accordance with the instructions set out in the proxy form and in the Circular. In order to be valid for use at the Meeting, proxies must be received by Computershare Investor Services Inc. (“Computershare”), Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 in the envelope provided for that purpose, or vote using the telephone or internet based on instructions provided in the enclosed proxy form no later than 4:00 p.m. (Vancouver time) on April 30, 2021, or in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays), before the Meeting is reconvened. Please advise the Company of any change in your mailing address. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice. Ero intends to resume holding in-person or hybrid shareholder meetings upon return to normal conditions.

If you are a non-registered shareholder of Ero, please refer to the section in the Circular entitled “Solicitation of Proxies and Voting Instructions” for information on how to vote your common shares.

For all other shareholders and stakeholders, including non-registered shareholders who have not duly appointed themselves or a third party as proxyholder, wishing to attend the Meeting by live audio teleconference, but without the ability to vote or ask questions during the Meeting, you are not required to pre-register with Chorus Call. Simply attend as a guest by dialing the following toll free or international toll number approximately five minutes prior to the commencement of the Meeting and ask the operator to join the Annual General Meeting of the Ero Copper Corp. Shareholders:

Toll-free (Canada/U.S.):            1-800-319-4610
Toll (International):                   +1-604-638-5340

Guests may listen to the Meeting but will not be entitled to vote or ask questions.

Even if you currently plan to participate in the virtual Meeting, Ero strongly encourages you to consider voting by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or if you are unable to access the Meeting for any reason. If you access and vote on any matter at the Meeting during the live teleconference, you will revoke any previously submitted proxy.

Shareholders who have questions or need assistance should contact:

Deepk Hundal, Vice President, General Counsel and Corporate Secretary of the Company	Mail: 625 Howe Street, Suite 1050, Vancouver BC, V6C 2T6 Phone: (604) 449-9236 Email: info@erocopper.com

Computershare, (the Company’s transfer agent)

Mail: 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1

Phone: 1-800-564-6253 (toll-free in Canada and the United States) or 514-982-7555 (from outside Canada and the United States)

Fax: 1-888-453 0330 (toll-free in Canada and the United States) or 514-982 7635 (from outside Canada and the United States)

E-mail: Service@Computershare.com

Chorus Call (teleconference voting service provider)	Phone: 1-855-658-2584. Please ask for G. Van Dusen. If not available, please leave your name and phone number for a call back. Email: canada@choruscall.com Attention: G. Van Dusen

DATED at Vancouver, British Columbia, this 16th day of March, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

“Christopher Noel Dunn”

Executive Chairman

MANAGEMENT INFORMATION CIRCULAR

About This Management Information Circular

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Ero for use at the annual general meeting of the Company to be held at 4:00 p.m. (Vancouver time) on Tuesday, May 4, 2021 and at any adjournments or postponement thereof (the “Meeting”) for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders (the “Notice of Meeting”).

Management’s solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made by our directors, officers and employees, without special compensation. All costs of the solicitation for the Meeting will be borne by the Company.

Unless otherwise specified, the information contained in this Circular is current as of March 16, 2021. In this Circular, unless otherwise indicated, all dollar amounts represented by “$” are references to Canadian dollars and all dollar amounts represented by “US$” are references to United States dollars.

In this Circular, “we”, “us”, “our”, “Ero” and the “Company” means Ero Copper Corp.

“You”, “your” and “shareholder” means holders of Shares of Ero as of the
March 12, 2021 record date.

Your vote is important. You can vote by completing the proxy form included with this package or by attending the Meeting in person.

Solicitation of Proxies and Voting Instructions

Who Can Vote

Each holder of common shares of the Company (the “Shares”) is entitled to one vote for each Share registered in his, her or its name held at the close of business on March 12, 2021, the date fixed by the board of directors of the Company (the “Board”) as the record date for determining who is entitled to receive notice of and to vote at the Meeting.

The voting process is different depending on whether you are a registered or non-registered shareholder.

Registered shareholders

You are a registered shareholder if your name appears on your share certificate or appears as the registered shareholder in the records of our transfer agent, Computershare Investor Services Inc. (“Computershare”).

Non-registered (beneficial) shareholder

You are a non-registered (beneficial) shareholder if your Shares are not registered in your name, but are instead registered in the name of either:

•	an intermediary that you deal with in respect of your Shares, such as, among others, your brokerage firm, bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP, RDSPs, TFSAs or similar plans (your nominee); or

•	a clearing agency (such as, among others, CDS & Co.) that acts on behalf of your nominee.

Please be sure to follow the appropriate voting procedure set out below.

How to Vote

Registered Shareholders

You can vote by proxy or virtually at the Meeting via live audio teleconference.

Voting by proxy

Voting by proxy is the easiest way to vote because you can appoint any person or company to be your proxyholder to attend the Meeting and vote your Shares according to your instructions. This proxyholder does not need to be a shareholder.

The executive officers of the Company named in the proxy form (the “Ero proxyholders”) can act as your proxyholder and vote your Shares according to your instructions. If you appoint the Ero proxyholders and do not indicate your voting instructions, they will vote your Shares:

•	for the re-election of the nominated directors listed in the proxy form and in this Circular;

•	for the reappointment of KPMG LLP, Chartered Professional Accountants, of Vancouver, British Columbia (“KPMG”) as the independent auditor of the Company, at a remuneration to be set by the Board; and

•	for the authorization and approval of a non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation.

This is consistent with the voting recommendations of the Board and management of Ero. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business set out in the Notice of Meeting, the Ero proxyholders will vote according to management’s recommendations.

You have the right to appoint as proxyholder a person or company other than the Ero proxyholders to attend and act on your behalf at the Meeting. You can do so by inserting the name of the person or company in the blank space provided in the enclosed proxy form or by completing another form of proxy.

By completing and returning the proxy, you are authorizing your proxyholder to vote your Shares or withhold your vote in accordance with your instructions on any ballot that may be called for at the Meeting and if you specify a choice on a matter, your Shares will be voted accordingly. If there are other items of business that property come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your Shares as he or she sees fit.

If you appoint someone other than the Ero proxyholders to be your proxyholder, he or she must attend (virtually) and vote at the Meeting for your vote to be counted.

You can mail your completed proxy form to Computershare, Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 in the envelope provided for that purpose, or you can vote using the telephone or internet based on instructions provided in the enclosed proxy form.

To be effective, Computershare must receive your completed proxy form by no later than 4:00 p.m. (Vancouver time) on April 30, 2021. If the Meeting is adjourned or postponed, Computershare must receive your completed proxy form at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice.

Questions? Call Computershare at 1-800-564-6253 (outside North America 514-982-7555).

Voting Virtually at the Meeting via Live Audio Teleconference

If you want to attend the Meeting or appoint a person other than the Ero proxyholder to attend the Meeting on your behalf and vote and be permitted to ask questions during the Meeting, you must pre-register with Chorus Call (our teleconference voting service provider) via the following link no later than 4:00 p.m. (Vancouver time) on April 30, 2021, or in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened:

http://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10013450&linkSecurityString=d220ba70a

After pre-registration has been completed, you will see on screen a unique PIN you or your duly appointed proxyholder, as applicable, have been assigned and dial-in phone numbers you or your duly proxyholder, as applicable, will use to join the Meeting. These details will also be sent to you by email in the form of a calendar invite. If applicable, please forward these details to your duly appointed proxyholder.

It is recommended that you or your duly appointed proxyholder, as applicable, attempt to connect at least ten minutes prior to the scheduled start time of the Meeting. If you or your duly appointed proxyholder, as applicable, have been assigned pre-registration details by Chorus Call, you or your duly appointed proxyholder, as applicable, will be able to vote and ask questions during the Meeting using the assigned teleconference number and PIN.

You or your duly appointed proxyholder, as applicable, will be given the opportunity to ask questions via the conference call in respect of each of the matters to be voted upon as such matters are brought forward to the meeting. Any questions unrelated to a matter at hand will be deferred until the matter is brought forward for approval or until the end of the Meeting, as applicable.

It is important that you or your duly appointed proxyholder, as applicable, are connected to the teleconference at all times during the Meeting in order to vote. It is your responsibility to ensure connectivity for the duration of the Meeting.

Even if you or your duly appointed proxyholder, as applicable, currently plan to participate in the virtual Meeting, Ero strongly encourages you to consider voting by proxy in advance (see “Voting by Proxy” above for directions) so that your vote will be counted if you or your duly appointed proxyholder, as applicable, later decide not to attend the Meeting or if you or your duly appointed proxyholder, as applicable, are unable to access the Meeting for any reason. If you or your duly appointed proxyholder, as applicable, access and vote on any matter at the Meeting during the live teleconference, you will revoke any previously submitted proxy.

For all other shareholders and stakeholders wishing to attend the Meeting by live audio teleconference, but without the ability to vote or ask questions during the Meeting, you are not required to pre-register with Chorus Call. Simply attend as a guest by dialing the following toll free or international toll number approximately five minutes prior to the commencement of the Meeting and ask the operator to join the Annual General Meeting of the Ero Copper Corp. Shareholders:

Toll-free (Canada/U.S.):            1-800-319-4610
Toll (International):                   +1-604-638-5340

Please note that guests may listen to the Meeting but will not be entitled to vote or ask questions.

Non-Registered (Beneficial) Shareholders

You can also vote by proxy or virtually at the Meeting via live audio teleconference.

Voting by proxy

There are two types of non-registered (beneficial) shareholders:

•	a non-objecting beneficial owner (“NOBO”) who does not object to us knowing their identity; and

•	an objecting beneficial owner (“OBO”) who does not want us to know their identity.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), we have elected to deliver the proxy-related materials, including a voting instruction form (“VIF”) (collectively, the “Meeting Materials”) indirectly through intermediaries for onward distribution to the NOBOs and the OBOs (unless such shareholder has waived the right to receive such materials). We do not intend to pay for the distribution of the Meeting Materials by intermediaries and clearing agencies to OBOs, and OBOs will not receive the materials unless the OBOs’ intermediaries and clearing agencies assume the cost of delivery. Intermediaries often use a service company (such as Broadridge Investor Communication Solutions, Inc.) to deliver the Meeting Materials.

Securities regulatory policies require intermediaries that you deal with in respect of your Shares (such as, among others, your brokerage firm, bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP, RDSPs, TFSAs or similar plans (your nominee)) to seek voting instructions from non-registered (beneficial) shareholders in advance of shareholder meetings. Generally, non-registered (beneficial) shareholders who have not waived the right to receive the Meeting Materials will be given a VIF which must be completed and signed by the non-registered shareholder in accordance with the directions on the VIF. Each intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by non-registered (beneficial) shareholders to ensure that their Shares are voted at the Meeting. Often the form of proxy or VIF supplied to a non-registered (beneficial) shareholder by its intermediary is identical to the form of proxy provided by the Company to registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e., the intermediary) on how to vote on behalf of the non-registered (beneficial) shareholder.

A non-registered (beneficial) shareholder who receives a VIF or form of proxy cannot use that form to vote Shares directly at the Meeting. The VIF or form of proxy must be returned following the instructions set out on the form well in advance of the Meeting to have the Shares voted at the Meeting on your behalf. The purpose of these procedures is to permit non-registered shareholders to direct the voting of the Shares they beneficially own. Accordingly, each non-registered (beneficial) shareholder should carefully review the VIF or form of proxy and voting procedures that your intermediary has furnished with this Circular, and provide instructions as to the voting of your Shares to the appropriate persons, in accordance with those voting procedures.

Voting Virtually at the Meeting via Live Audio Teleconference

If you want to attend the Meeting or appoint a person other than the Ero proxyholder to attend the Meeting on your behalf and vote and be permitted to ask questions during the Meeting, you must take the following steps:

1.	Submit your Instrument of Proxy or VIF: Follow the instructions provided on the VIF and/or by your intermediary to appoint such proxyholder and submit the VIF. You cannot use a VIF to vote and be permitted to ask questions during the Meeting.

2.	Submit your Legal Proxy: You must request a legal proxy form from your intermediary, granting you or your proxyholder, as the case may be, the right to attend the Meeting and vote and be permitted to ask questions during the Meeting, and return the legal proxy to Computershare by email at uslegalproxy@computershare.com by no later than 4:00 p.m. (Vancouver time) on April 30, 2021, or in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened.

3.	Pre-Register your Proxyholder with Chorus Call (our teleconference voting service provider): Duly appointed proxyholders must pre-register with Chorus Call via the following link no later than 4:00 p.m. (Vancouver time) on April 30, 2021, or in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened:

http://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10013450&linkSecurityString=d220ba70a

After pre-registration has been completed, the duly appointed proxyholder will see on screen a unique PIN they have been assigned and dial-in phone numbers they will use to join the Meeting. These details will also be sent to the duly appointed proxyholder by email in the form of a calendar invite.

Failure to pre-register the proxyholder with Chorus Call will result in the proxyholder not receiving a PIN to participate in the Meeting and only being able to attend as a guest. Guests will be able to listen to the Meeting but will not be able to vote or ask questions during the Meeting via live audio teleconference.

It is recommended that the proxyholder attempt to connect at least ten minutes prior to the scheduled start time of the Meeting. If the proxyholder has been assigned pre-registration details by Chorus Call, he or she will be able to vote and ask questions during the Meeting using the assigned teleconference number and PIN.

You or your duly appointed proxyholder, as applicable, will be given the opportunity to ask questions via the conference call in respect of each of the matters to be voted upon as such matters are brought forward to the meeting. Any questions unrelated to a matter at hand will be deferred until the matter is brought forward for approval or until the end of the Meeting, as applicable.

It is important that the proxyholder is connected to the teleconference at all times during the Meeting in order to vote. It is the proxyholder’s responsibility to ensure connectivity for the duration of the Meeting.

Even if you or your duly appointed proxyholder, as applicable, currently plan to participate in the virtual Meeting, Ero strongly encourages you to consider voting by proxy in advance (see “Voting by Proxy” above for directions) so that your vote will be counted if you or your proxyholder, as applicable, later decide not to attend the Meeting or if you or your proxyholder, as applicable, are unable to access the Meeting for any reason. If the duly appointed proxyholder accesses and votes on any matter at the Meeting during the live teleconference, they will revoke any previously submitted proxy.

Attending the Virtual Meeting as a Guest

For all other shareholders and stakeholders, including non-registered (beneficial) shareholders who have not duly appointed themselves or a third party as proxyholder, wishing to attend the Meeting by live audio teleconference, but without the ability to vote or ask questions during the Meeting, you are not required to pre-register with Chorus Call. Simply attend as a guest by dialing the following toll free or international toll number approximately five minutes prior to the commencement of the Meeting and ask the operator to join the Annual General Meeting of the Ero Copper Corp. Shareholders:

Toll-free (Canada/U.S.):            1-800-319-4610
Toll (International):                   +1-604-638-5340

Please note that guests may listen to the Meeting but will not be entitled to vote or ask questions.

Changing your Vote

Registered Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written notice signed by you or by your personal representative, if he or she has your written authorization. If you represent a registered shareholder that is a corporation, your written notice must have the seal of the corporation, if applicable, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice. The new completed proxy form or written revocation notice must be received at our head office at Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 at any time up to and including the last business day before the day of the Meeting, or in the case of any adjournment or postponement of the Meeting, the last business day before the Meeting is reconvened, or with the Chairman of the Meeting on the day of, and prior to the start of, the Meeting, subject to compliance with all restrictions and limitations imposed pursuant to any applicable laws, regulations and policies relating to, or in connection with, COVID-19. You can also revoke your proxy in any other manner permitted by law.

Non-Registered (Beneficial) Shareholders

Follow the instructions provided on the VIF and or/ by your intermediary to revoke your proxy.

Shareholder Questions

Shareholders who have technical questions or need assistance should contact:

Deepk Hundal, Vice President, General Counsel and Corporate Secretary of the Company	Mail: 625 Howe Street, Suite 1050, Vancouver BC, V6C 2T6 Phone: (604) 449-9236 Email: info@erocopper.com

Computershare, (the Company’s transfer agent)

Mail: 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1

Phone: 1-800-564-6253 (toll-free in Canada and the United States) or 514-982-7555 (from outside Canada and the United States)

Fax: 1-888-453 0330 (toll-free in Canada and the United States) or 514-982 7635 (from outside Canada and the United States)

E-mail: Service@Computershare.com

Chorus Call (teleconference voting service provider)	Phone: 1-855-658-2584. Please ask for G. Van Dusen. If not available, please leave your name and phone number for a call back. Email: canada@choruscall.com Attention: G. Van Dusen

Votes Necessary to Pass Resolutions

A simple majority of affirmative votes cast at the Meeting is required to pass each of the resolutions described in this Circular. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, the nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

Interest Of Certain Persons in Matters to be Acted Upon

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's most recently completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

Particulars of Matters to be Acted Upon

We will cover the following items of business at the Meeting:

1.	Financial Statements

The audited consolidated financial statements and management’s discussion and analysis (“MD&A”) of the Company for the financial year ended December 31, 2020 are available on our website at www.erocopper.com or under our profile on SEDAR at www.sedar.com.

The audited consolidated financial statements of the Company for financial year ended December 31, 2020, and the auditor’s report thereon, will be placed before the shareholders at the Meeting. No shareholder vote is required for this item.

2.	Election of Directors

The Board currently consists of the following nine directors, being Christopher Noel Dunn (Executive Chairman), David Strang (Chief Executive Officer (“CEO”)), Lyle Braaten, Steven Busby, Dr. Sally Eyre, Robert Getz, Chantal Gosselin, John Wright and Matthew Wubs. Each director will be standing for re-election at the Meeting.

Majority Voting Policy

The Company has adopted a majority voting policy (the “Majority Voting Policy”). See “Corporate Governance Practices – The Board – Majority Voting Policy” below.

Nominees for Election as Directors

Each current director’s term of office shall expire immediately prior to the Meeting. Persons named below will be presented for re-election at the Meeting as management’s nominees
(the “Nominees”):

•	Christopher Noel Dunn;

•	David Strang;

•	Lyle Braaten;

•	Steven Busby;

•	Dr. Sally Eyre;

•	Robert Getz;

•	Chantal Gosselin;

•	John Wright; and

•	Matthew Wubs.

In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the re-election of the Nominees.

We do not contemplate that any of the Nominees will be unable to serve as a director. If that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote for the election of any other person or persons, unless you specify that your Shares are to be withheld from voting on the election of directors.

Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until their successor is elected or appointed, unless their office is earlier vacated in accordance with the Articles of the Company or with the provision of the Business Corporation Act (British Columbia).

Set out below is the name of each Nominee, their province or state and country of residence, their current position(s) and office(s) held with the Company, their principal occupation(s) during the preceding five years, the date they became a director of the Company, and the number of Shares they beneficially own, or control or direct, directly or indirectly, as at the date of this Circular.

Christopher Noel Dunn, Executive Chairman
	Age: 61 Massachusetts, USA Director since May 16, 2016 / Non-Independent	Areas of Expertise • Finance / Accounting • Treasury / Derivatives • Capital Markets • Risk Management • Governance • Regulatory • Human Resources and Compensation • International Business

Messrs. Dunn and Strang formed Ero in May 2016. Mr. Dunn has served as the Executive Chairman and as a director of the Company since May 16, 2016.

Mr. Dunn has over 25 years’ experience in the investment banking industry, primarily with Goldman Sachs managing a capital underwriting business in London. In later years he worked with Bear Stearns and JP Morgan as a leader of their respective investment banking practices in mining and metals.  Mr. Dunn is a former director of Pan American Silver Corp. and Pretivm Resources Inc.  Prior to forming Ero Resource Partners LLC in February 2014 with Mr. Strang, he was a Managing Director of Liberty Mining & Metals LLC, a subsidiary of Liberty Mutual Investments from 2011 to 2013.

Mr. Dunn holds a Master of Arts degree from the University of Edinburgh and a Master of Science degree from the University of Durham.

Share Ownership as at March 16, 2021		Voting Results
Shares Target Requirement(2) Meets Requirement	2,627,281(1) US$1,650,000 Yes	2020	For: 99.22%	Withheld: 0.78%
		2019	For: 98.80%	Withheld: 1.20%
		2018	For: 98.78%	Withheld: 1.22%
Committee Membership		Other Directorships with Reporting Issuers
None		None

Notes:

(1)	Mr. Dunn also holds 1,000,000 Share purchase warrants (“Founder Warrants”), 525,185 stock options (“Options”) to purchase Shares issued pursuant to the stock option plan of the Company (the “Stock Option Plan”) and 118,404 performance share units (“PSUs”) issued pursuant to the share unit plan of the Company (the “Share Unit Plan”), entitling him to acquire in the aggregate an additional 1,643,589 Shares, assuming that 100% of the PSUs vest. The PSUs will vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions, as more particularly described below under “Compensation Committee Decisions Relating to 2020 Compensation – Options and Share Based Awards”.

(2)	Pursuant to the Share Ownership Policy adopted by the Board, Mr. Dunn, as the Executive Chairman of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual base salary of US$550,000 in Shares and/or restricted share units (“RSUs”) issued pursuant to the Share Unit Plan, within five years of his appointment. Please see “Share Ownership Policy” below for further details.

David Strang, Chief Executive Officer
	Age: 52 British Columbia, Canada Director since May 16, 2016 / Non-Independent	Areas of Expertise • Mining Operations • Exploration / Geology • Capital Markets • Finance • Risk Management • Governance • Regulatory • Environment, Safety and Sustainability • International Business

Messrs. Strang and Dunn formed Ero in May 2016. Mr. Strang has served as the Chief Executive Officer and as a director of the Company since May 16, 2016. Mr. Strang also served as the President of the Company from May 16, 2016 until January 4, 2020.

Mr. Strang served as a director, President and Chief Executive Officer of Lumina Copper Corp. from August 2008 until its sale to First Quantum Minerals Limited in August 2014.  He then formed Ero Resource Partners LLC in February 2014 with Mr. Dunn. Mr. Strang also served as a director, President and Chief Executive Officer of Lumina Royalty Corp. (sold to Franco Nevada Corporation in 2011), Global Copper Corp. (sold to Teck Resources in 2008), and Lumina Resources Corp. (sold to Western Copper Corp. in 2006).  Prior to this, Mr. Strang served as President of Regalito Copper Corp. (sold to Pan Pacific in 2006), and Vice President, Corporate Development of Northern Peru Copper Corp. (sold to China Minmetals and Jiangxi Copper in 2008) and (the original) Lumina Copper Corp. Mr. Strang has over 25 years of corporate finance experience, particularly in the areas of corporate and asset valuation, and has over 12 years of experience as an officer and director.

Mr. Strang holds a Bachelor of Science degree in Applied Earth Sciences from Stanford University.

Share Ownership as at March 16, 2021		Voting Results
Shares Target Requirement(2) Meets Requirement	5,846,936(1) US$1,650,000 Yes	2020	For: 100.00%	Withheld: Nil
		2019	For: 100.00%	Withheld: Nil
		2018	For: 100.00%	Withheld: Nil
Committee Membership		Other Directorships with Reporting Issuers
None		None

Notes:

(1)	Mr. Strang also holds 525,185 Options and 118,404 PSUs, entitling him to acquire in the aggregate an additional 643,589 Shares, assuming that 100% of the PSUs vest. The PSUs will vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions, as more particularly described below under “Compensation Committee Decisions Relating to 2020 Compensation – Options and Share Based Awards”.

(2)	Pursuant to the Share Ownership Policy adopted by the Board, Mr. Strang, as the Chief Executive Officer of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual base salary of US$550,000 in Shares and/or RSUs, within five years of his appointment. Please see “Share Ownership Policy” below for further details.

Lyle Braaten
Age: 57 British Columbia, Canada Director since July 27, 2016 / Independent			Areas of Expertise • Legal • Finance / Accounting • Capital Markets • Risk Management • Governance • Regulatory • International Business

Mr. Braaten is the President and Chief Executive Officer of Miedzi Copper Corp. (since 2012), a private Canadian corporation involved in mineral exploration in Poland.  Mr. Braaten is currently Vice President, Legal Counsel and a director of Lumina Gold Corp. (since June 2014) and Vice President, Legal Counsel and a director of Luminex Resources Corp. (since August 2018). Mr. Braaten joined the Lumina Group in 2008 and assisted in the creation of Magma Energy Corp., a renewable energy company focused on international geothermal energy development. In 2011, Magma and Plutonic Power merged to create Alterra Power Corp. In 2018, Alterra was acquired by Innergex Renewable Energy for $1.1 billion.  Mr. Braaten is a former director of Anfield Gold Corp and Lumina Royalty Corp.

Mr. Braaten received a law degree from the University of British Columbia in 1989 and a Bachelor of Science from the University of Calgary in 1986. Mr. Braaten is a member of the Law Societies of British Columbia and the Yukon.

Share Ownership as at March 16, 2021			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	316,666(1) 8,059 US$210,000 Yes		2020	For: 96.29%	Withheld: 3.71%
			2019	For: 75.97%	Withheld: 24.03%
			2018	For: 96.75%	Withheld: 3.25%
Committee Membership	Attendance		Other Directorships with Reporting Issuers
Nominating and Corporate Governance Committee (Chair) Audit Committee	4 of 4 4 of 4	100% 100%	Lumina Gold Corp. Luminex Resources Corp.

Notes:

(1)	Mr. Braaten also holds 64,809 Options, entitling him to acquire an additional 64,809 Shares.

(2)	Pursuant to the terms of the Company’s Deferred Share Unit Plan (the “DSU Plan”), Deferred Share Units (“DSUs”) may only be settled in cash. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.

(3)	Pursuant to the Share Ownership Policy adopted by the Board, Mr. Braaten, as an independent director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$70,000 in Shares, RSUs and/or DSUs within five year of his appointment. Please see “Director Compensation - Share Ownership Policy” below for further details.

Steven Busby
Age: 61 British Columbia, Canada Director since July 27, 2016 / Independent			Areas of Expertise • Mining Operations / Metallurgy • Risk Management • Environment, Safety and Sustainability • Governance • International Business

Mr. Busby is the Chief Operating Officer of Pan American Silver Corp. (since 2008) with over 31 years of experience in the mining industry where he has participated in successful mine development, construction and operations in both North and South America, Africa and Asia.  As Chief Operating Officer, he is responsible for Pan American’s operations, projects, safety, and corporate social responsibility within a large multi mine organization. Mr. Busby has previously held positions in a privately-owned consulting firm, Coeur d’Alene Mines Corp., Amax Gold Inc., Meridian/FMC Gold Company, and Nerco Minerals Company. Mr. Busby is a former director of Anfield Gold Corp.

Mr. Busby holds a Bachelor of Science degree in Mineral Processing Engineering and is a member of the Montana Tech Metallurgical Engineering Department Advisory Board.

Share Ownership as at March 16, 2021			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	366,666(1) 14,820 US$210,000 Yes		2020	For: 99.35%	Withheld: 0.65%
			2019	For: 80.96%	Withheld: 19.04%
			2018	For: 99.75%	Withheld: 0.25%
Committee Membership	Attendance		Other Directorships with Reporting Issuers
Environmental, Health, Safety and Sustainability Committee (Chair) Nominating and Corporate Governance Committee	5 of 5 4 of 4	100% 100%	None

Notes:

(1)	Mr. Busby also holds 66,666 Founder Warrants and 64,809 Options, entitling him to acquire in the aggregate an additional 131,475 Shares.

(2)	Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.

(3)	Pursuant to the Share Ownership Policy adopted by the Board, Mr. Busby, as an independent director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$70,000 in Shares, RSUs and/or DSUs within five year of his appointment. Please see “Director Compensation - Share Ownership Policy” below for further details.

Dr. Sally Eyre
Age: 49 British Columbia, Canada Director since August 12, 2019 / Independent			Areas of Expertise • Mining Operations / Geology • Finance / Accounting • Capital Markets • Risk Management • Human Resources and Compensation • Governance • International Business

Dr. Eyre is a mining finance professional with extensive experience in global resource capital markets and mining operations. Dr. Eyre holds three non-executive directorships: Adventus Mining Corporation, Centamin plc. and Equinox Gold Corp. From August 2011 to January 2014, she served as President and Chief Executive Officer of Copper North Mining and, prior thereto, served as Senior Vice President, Operations at Endeavour Mining, responsible for a portfolio of resource exploration, development and production projects throughout West Africa. Dr. Eyre served as President and Chief Executive Officer of Etruscan Resources Inc. (now Endeavour Mining Corp.), a gold company with producing assets in West Africa.  She served as Director of Business Development for Endeavour Financial Ltd. and has held executive positions with a number of Canadian resource companies.

Dr. Eyre holds a Ph.D. in Economic Geology from the Royal School of Mines, Imperial College, London and is a member of the Society of Economic Geologists (SEG), a member of the Institute of Corporate Directors and a former Director of the SEG Canada Foundation.

Share Ownership as at March 16, 2021			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	Nil(1) 11,017 US$210,000 Yes		2020	For: 99.21%	Withheld: 0.79%
			2019	N/A	N/A
			2018	N/A	N/A
Committee Membership	Attendance		Other Directorships with Reporting Issuers
Compensation Committee Nominating and Corporate Governance Committee	6 of 6 4 of 4	100% 100%	Adventus Mining Corporation Centamin plc Equinox Gold Corp.

Notes:

(1)	Dr. Eyre also holds 29,809 Options, entitling her to acquire an additional 29,809 Shares.

(2)	Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.

(3)	Pursuant to the Share Ownership Policy adopted by the Board, Dr. Eyre, as an independent director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times her annual director retainer of US$70,000 in Shares, RSUs and/or DSUs within five year of her appointment. Please see “Director Compensation - Share Ownership Policy” below for further details.

Robert Getz
Age: 58 Connecticut, USA Director since June 14, 2018 / Independent			Areas of Expertise • Finance/Accounting • Capital Markets • Risk Management • Governance • Human Resources and Compensation • International Business

Mr. Getz brings over 35 years of experience in public and private investments and international mergers and acquisitions. Mr. Getz currently serves as Managing Partner of Pecksland Capital Partners (since December 2015), a private investment and advisory firm. Mr. Getz previously served as a Founder and Managing Director of Cornerstone Equity Investors (from September 1996 until December 2016), a private equity investment company. Mr. Getz has served as a director of numerous public and private companies, including many metals and mining companies. He currently serves as the Chairman of the board of directors of Haynes International, Inc., a developer and producer of specialty nickel alloys, and as a director of Techtronic Industries Company Limited. Mr. Getz previously served as Chairman of the board of directors of Crocodile Gold Corp., a gold mining company with operations in Australia, prior to the company’s merger with Newmarket Gold in July 2015. Mr. Getz subsequently served as a director of Newmarket Gold Inc. until May 2016. Newmarket Gold Inc. was subsequently acquired by Kirkland Lake Gold Ltd. in December 2016.

Mr. Getz holds a Bachelor of Arts, cum laude, from Boston University, and a Master of Business Administration in Finance from the Stern School at New York University.

Share Ownership as at March 16, 2021			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	172,666(1) 8,059 US$210,000 Yes		2020	For: 98.26%	Withheld: 1.74%
			2019	For: 99.88%	Withheld: 0.12%
			2018	For: 100.00%	Withheld: 100.00%
Committee Membership	Attendance		Other Directorships with Reporting Issuers
Compensation Committee (Chair) Nominating and Corporate Governance Committee	6 of 6 4 of 4	100% 100%	Haynes International, Inc. Techtronic Industries Company Limited

Notes:

(1)	Mr. Getz also holds 58,809 Options, entitling him to acquire an additional 58,809 Shares.

(2)	Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.

(3)	Pursuant to the Share Ownership Policy adopted by the Board, Mr. Getz, as an independent director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$70,000 in Shares, RSUs and/or DSUs within five year of his appointment. Please see “Director Compensation - Share Ownership Policy” below for further details.

Chantal Gosselin
Age: 51 British Columbia, Canada Director since August 12, 2019 / Independent			Areas of Expertise • Mining Operations • Finance / Accounting • Capital Markets • Risk Management • Environment, Safety and Sustainability • Governance • International Business

Ms. Gosselin is an experienced corporate board member with 30 years of combined experience in mining operations and capital markets. Her involvement in the financial markets range from asset management to sell side analyst. She recently held positions as Vice President and Portfolio Manager at Goodman Investment Counsel and Senior Mining Analyst at Sun Valley Gold LLP, along with various analyst positions earlier in her career.
Ms. Gosselin has also held various mine-site management positions in Canada, Peru and Nicaragua, giving her firsthand experience in underground and open pit mine development and production in diverse cultural and social environments. She currently serves on the board of two TSX-listed companies in the natural resource sector.

Ms. Gosselin has a Masters of Business Administration from Concordia University and a Bachelor of Science (Mining Engineering) from Laval University and has completed the Institute of Corporate Director program.

Share Ownership as at March 16, 2021			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	625(1) 13,974 US$210,000 Yes		2020	For: 99.97%	Withheld: 0.03%
			2019	N/A	N/A
			2018	N/A	N/A
Committee Membership	Attendance		Other Directorships with Reporting Issuers
Audit Committee Environmental, Health, Safety and Sustainability Committee	4 of 4 5 of 5	100% 100%	Lundin Gold Inc. Wheaton Precious Metals Corp.

Notes:

(1)	Ms. Gosselin also holds 29,809 Options, entitling her to acquire an additional 29,809 Shares.

(2)	Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.

(3)	Pursuant to the Share Ownership Policy adopted by the Board, Ms. Gosselin, as an independent director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times her annual director retainer of US$70,000 in Shares, RSUs and/or DSUs within five year of her appointment. Please see “Director Compensation - Share Ownership Policy” below for further details.

John Wright
Age: 68 British Columbia, Canada Director since July 27, 2016 / Independent			Areas of Expertise • Mining Operations / Metallurgy • Exploration / Geology • Capital Markets • Risk Management • Governance • Environment, Safety and Sustainability • International Business

Mr. Wright is a Metallurgical Engineer and Honours graduate of Queen’s University in Ontario. He has been providing business development services to Capstone Mining Corp. since December 2006. He has over 36 years’ experience in many facets of the exploration and mining industry. Mr. Wright was a co-founder, and former director, President and Chief Operating Officer of Pan American Silver Corp.  Mr. Wright was also the co-founder of Equinox Resources. Previously, he spent 10 years with Teck Cominco where he worked at the Trail Smelter operations and later participated in the management of the feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell Mines. Mr. Wright currently serves as a director of Luminex Resources Corp. and SilverCrest Metals Inc. and is a former director of Lumina Copper Corp., Northern Peru Copper, Global Copper Corp. and Bitterroot Resources Ltd.

He is a Member of the Canadian Institute of Mining and Metallurgy and has a P.Eng. designation from the Association of Professional Engineers and Geoscientists of British Columbia.

Share Ownership as at March 16, 2021			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	820,332(1) 8,059 US$210,000 Yes		2020	For: 99.52%	Withheld: 0.48%
			2019	For: 99.97%	Withheld: 0.03%
			2018	For: 99.80%	Withheld: 0.20%
Committee Membership	Attendance		Other Directorships with Reporting Issuers
Audit Committee Environmental, Health, Safety and Sustainability Committee	4 of 4 5 of 5	100% 100%	Luminex Resources Corp. SilverCrest Metals Inc.

Notes:

(1)	Mr. Wright also holds 64,809 Options, entitling him to acquire an additional 64,809 Shares.

(2)	Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.

(3)	Pursuant to the Share Ownership Policy adopted by the Board, Mr. Wright, as an independent director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$70,000 in Shares, RSUs and/or DSUs within five year of his appointment. Please see “Director Compensation - Share Ownership Policy” below for further details.

Matthew Wubs
Age: 50 British Columbia, Canada Director since July 27, 2016 / Independent			Areas of Expertise • Finance/Accounting • Insurance • Risk Management • Governance • Human Resources and Compensation
Mr. Wubs is a director of Westland Insurance Group Ltd. (since January 2020), one of the largest private insurance brokerage operations in Canada. Westland directly manages approximately $1.4 billion in premium volume through its brokerage, insurance company and wholesale operations. Prior to joining Westland’s board, Mr. Wubs was the Co-Chief Executive Officer of Westland from January 2016 to December 2019 and was responsible for oversight of insurance, reinsurance, risk management, finance and mergers and acquisitions. He joined Westland in the role of Controller in 1997 and thereafter held the position of Chief Financial Officer from January 2002 until December 2015. Previous to Westland, he held a consulting role in Management Information Systems at International Forest Products Ltd. and also obtained his Chartered Professional Accountant designation while working at Deloitte LLP.
Share Ownership as at March 16, 2021			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	1,867,735(1) 15,242 US$210,000 Yes		2020	For: 98.93%	Withheld: 1.07%
			2019	For: 99.94%	Withheld: 0.06%
			2018	For: 99.79%	Withheld: 0.21%
Committee Membership	Attendance		Other Directorships with Reporting Issuers
Audit Committee (Chair) Compensation Committee	4 of 4 6 of 6	100% 100%	Westland Insurance Group Ltd. (private)

Notes:

(1)	Mr. Wubs also holds 66,666 Founder Warrants and 64,809 Options, entitling him to acquire in the aggregate an additional 131,475 Shares.

(2)	Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.

(3)	Pursuant to the Share Ownership Policy adopted by the Board, Mr. Wubs, as an independent director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$70,000 in Shares, RSUs and/or DSUs within five year of his appointment. Please see “Director Compensation - Share Ownership Policy” below for further details.

The Nominees, as a group, beneficially owned, or controlled or directed, directly or indirectly, 12,018,907 Shares, representing approximately 13.64% of the total number of Shares outstanding before giving effect to the exercise of any Founder Warrants, Options and PSUs held by such Nominees.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No Nominee is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, CEO or Chief Financial Officer (“CFO”) of any company (including Ero), that: (i) was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) and that was issued while the Nominee was acting in the capacity as director, CEO or CFO; or (ii) was subject to an Order that was issued after the Nominee ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

No Nominee (i) is, as at the date of this Circular, or was within the 10 years before the date of this Circular, a director or executive officer of any company (including Ero) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.

No Nominee has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Nominee.

3.	Appointment of Auditor

KPMG has been the independent auditor of the Company since May 15, 2017.

At the Meeting, we will ask shareholders to reappoint KPMG as auditor of the Company until the close of the next annual meeting of the shareholders and authorize the Board to fix the remuneration to be paid to the auditor. The following table discloses the aggregate fees billed to the Company and its subsidiaries by KPMG in the financial years ended December 31, 2020 and 2019:

Financial Year End	Audit Fees(1)	Audit Related Fees(2)	Tax Fees	All Other Fees
December 31, 2020	US$351,361	US$3,877	Nil	Nil
December 31, 2019	US$363,403	US$2,562	US$5,049(3)	Nil

Note:

(1)	The aggregate fees billed for the audit of the annual consolidated financial statements of the Company, quarterly interim review of the Company and of its Brazilian subsidiaries and statutory audits of the Company’s Brazilian subsidiaries.

(2)	The aggregate fees billed for professional services rendered by the external auditors in connection with general training provided with respect to new International Financial Reporting Standards for the Company’s subsidiaries in Brazil.

(3)	The aggregate fees billed for professional services rendered by the external auditors in connection with the review of IRPJ (income tax for legal entity) / CSLL (social contribution on net profit) deferred tax calculations of the Company’s subsidiaries in Brazil.

In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the reappointment of KPMG as auditor of the Company until the close of the next annual meeting of the shareholders, at a remuneration to be fixed by the Board.

4.	Advisory Vote on Executive Compensation

The Board and the Compensation Committee believe that the Company’s compensation program must be competitive to attract and retain top quality directors and officers, provide a strong incentive to its management to achieve the Company’s goals and align the interests of management with the interests of the Company’s shareholders.

A detailed discussion of the Company’s compensation philosophy and executive compensation program can be found in the “Compensation Discussion and Analysis” section of this Circular. Shareholders are asked to consider such disclosure as they have a formal opportunity at the Meeting to provide their views on the Company’s approach to executive compensation through the following “Say on Pay” advisory vote:

RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board and the Compensation Committee, the shareholders of the Company accept the approach to executive compensation disclosed in the Circular with respect to the Meeting.

As this is an advisory vote, it is not binding on the Board or the Compensation Committee. The Board and the Compensation Committee remain fully responsible for their compensation decisions and are not relieved of this responsibility. The Board and the Compensation Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with our pay for performance compensation model.

The Board views the inclusion of an advisory vote on executive compensation as the opening of an additional channel of communication between the Board and the shareholders.

We recommend a vote “FOR” the approval of the non-binding resolution on executive compensation.

In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the non-binding resolution on executive compensation.

The complete voting results will be filed under the Company’s profile on SEDAR (www.sedar.com).

We are not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

Statement of Executive and Director Compensation

The following section describes the significant elements of the Company’s executive and director compensation programs, with particular emphasis on the compensation payable to the Executive Chairman, the CEO, the CFO and other officers that were determined to be “Named Executive Officers” or “NEOs” within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”). During the financial year ended December 31, 2020, the Company had the following six NEOs:

•	Christopher Noel Dunn, Executive Chairman and a director of the Company;

•	David Strang, CEO and a director of the Company (also served as President until January 4, 2021);

•	Wayne Drier, CFO;

•	Michel (Mike) Richard, Chief Geological Officer (“CGO”);

•	Makko DeFilippo, President (formerly served as Vice President, Corporate Development until January 4, 2021); and

•	Anthea Bath, Chief Operating Officer (“COO”) (formerly served as Vice President, Technical Services until January 4, 2021).

In some instances, the compensation programs and certain other matters outlined herein also apply to other members of senior management, however, the programs are discussed as they relate specifically to our NEOs.

Compensation Discussion and Analysis

Compensation Governance

Responsibilities of the Compensation Committee

The Board has established the Compensation Committee and adopted a Compensation Committee mandate. The role of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities pertaining to compensation matters, including the Company’s compensation policies and practices. Among other things, the Compensation Committee is responsible for:

•	reviewing and approving corporate goals and objectives relevant to the compensation of the Executive Chairman and the CEO;

•	periodically reviewing the terms of the Company’s executive compensation programs to determine if they are properly coordinated and achieving their desired purpose;

•	reviewing and approving corporate goals and objectives relevant to the compensation of the Executive Chairman and the CEO, evaluating their performance in light of such corporate goals and objectives, and making recommendations to the Board with respect to their compensation levels based on such evaluation;

•	reviewing recommendations from the Executive Chairman and the CEO regarding the appointment, compensation and other terms of employment of the President, CFO, CGO, COO and other officers, and making recommendations to the Board regarding the same;

•	administering and interpreting the Company’s equity-based compensation arrangements and its policies respecting the grant of Options issued pursuant to the Stock Option Plan and share units (the “Share Units”) issued pursuant to the Share Unit Plan or sale of Shares thereunder, the grant of DSUs issued pursuant to the DSU Plan, and reviewing and approving grants of Options, Share Units and DSUs and terms thereof;

•	periodically retaining the services of a compensation consultant to facilitate the Compensation Committee’s performance of its mandate; and

•	reviewing and assessing the adequacy of its mandate at least annually to ensure compliance with any rules or regulations promulgated by any regulatory body and recommending to the Board for its approval any modifications to its mandate as considered.

As of August 12, 2019, the Compensation Committee has been comprised of Robert Getz (Chairman), Dr. Sally Eyre and Matthew Wubs, all of whom are independent directors within the meaning of National Instrument 52-110, Audit Committee (“NI 52-110”). Each of the members of the Compensation Committee has business and other experience which is relevant to their work on the Compensation Committee. By virtue of their differing professional backgrounds, business experience, knowledge of the Company’s industry, knowledge of corporate governance practices and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of the Company’s compensation policies and practices.

Compensation Consultant

Pursuant to its mandate, the Compensation Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, including a compensation consultant, at the expense of the Company.

The Compensation Committee has retained Lane Caputo Compensation Inc. (“Lane Caputo”) since August 8, 2017 to assist the Compensation Committee with the development of a compensation program for the Company’s executive officers and independent directors. Pursuant to this mandate, Lane Caputo has provided a review of current market practices regarding executive and director compensation, assisted the Compensation Committee in developing an appropriate compensation philosophy and a comparator group of companies that reflects the Company’s current size and stage of development, and has provided advice and recommendations with respect to best practices in the governance of compensation. In the course of conducting its activities, Lane Caputo has attended meetings of the Compensation Committee and presented its findings for discussion by the Compensation Committee. The Chairman of the Compensation Committee has also met separately with Lane Caputo on several occasions during 2020 to provide further direction.

The Compensation Committee has considered the advice, guidance and recommendations provided by Lane Caputo as part of its deliberations on its recommendations to the Board with respect to salary, annual performance incentives (the “APIs”) and approval of long-term equity-based incentives.

For the financial years ended December 31, 2020 and 2019, the following fees were billed by and paid to Lane Caputo:

Financial Year Ended	Executive Compensation-Related Fees	All Other Fees
December 31, 2020	$51,979	Nil
December 31, 2019	$50,282	Nil

The Compensation Committee must pre-approve any retainers by Lane Caputo or other compensation consultants and provide notice of said retainer to the Board. There were no other consultants hired or contracted to assist the Board or the Compensation Committee in formulating executive compensation from 2017 through and including 2020.

Compensation Philosophy

The Company has adopted a “pay for performance” approach to executive compensation. Accordingly, salary is targeted near market median levels of the compensation peer group, while variable compensation opportunities (short and long-term incentives) are structured to provide above-market total compensation for high levels of corporate performance. Compensation elements are designed to balance the following compensation objectives:

•	total compensation realization will be aligned with the overall performance of the Company;

•	compensation programs will encourage a long-term view to shareholder value creation, as a significant portion of each executive’s variable pay will be equity-based; and

•	compensation programs will facilitate the attraction, retention and motivation of experienced and talented executives who will, in turn, drive shareholder value creation.

Benchmarking and 2020 Compensation Peer Group

The Company’s primary objective is to maximize safe and profitable copper and gold production to increase value to shareholders. To succeed, it is a strategic imperative to engage, retain and attract executive officers by providing a reasonable and competitive total compensation package. The Compensation Committee believes that it is appropriate to establish total compensation levels for executives with reference to benchmark roles among similar companies, both in terms of compensation levels and practices.

To benchmark the competitiveness of the compensation program for the Company’s executive officers for the financial year ended December 31, 2020, the Compensation Committee, in consultation with Lane Caputo, considered the size (based on market capitalization, operating revenue and number of producing mines) and stage of development of the following 18 companies (the “2020 Compensation Peer Group”) in determining an appropriate peer group of comparators:

Alacer Gold Corp.	Fortuna Silver Mines Inc.	SEMAFO Inc.
Capstone Mining Corp	Hudbay Minerals Inc.	Sierra Metals Inc.
Copper Mountain Mining Corp.	Leagold Mining Corp.	SSR Mining Inc.
Dundee Precious Metals Inc.	McEwen Mining Inc.	Taseko Mines Ltd.
Eldorado Gold Corp.	OZ Minerals Ltd.	Torex Gold Resources Inc.
Endeavour Silver Corp.	Pretium Resources Inc.	Trevali Mining Corp.

These mining companies were selected as peer companies on the basis that they were the direct competitors for the individuals required to execute the Company’s strategic plan. Peer group constituents are reviewed at least annually to ensure their continued relevance. The 2020 Compensation Peer Group was also used to benchmark the Company’s director compensation practices for the financial year ended December 31, 2020.

Elements of Executive Compensation

The Company’s strategy is to provide a competitive compensation package for its executive officers that is in alignment with the Company’s business strategy and compensation philosophy.

Base Salary

Base salaries are reviewed annually to ensure they reflect the individual’s expertise and performance in fulfilling their role and responsibilities, internal equity and market competitiveness. An executive officer’s base salary may be below or above the median for the 2020 Compensation Peer Group depending on a number of factors, including the incumbent’s experience in the role, market competitiveness and/or retention considerations and individual performance.

The following table sets out the base salary of each NEO for the financial year ended December 31, 2020:

Name	Position(s) and Office(s) with Ero as at December 31, 2020	Annual Base Salary (US$)
Christopher Noel Dunn	Executive Chairman Director	536,000
David Strang	President and CEO Director(1)	536,000
Michel (Mike) Richard	CGO	370,000
Wayne Drier	CFO	340,000
Makko DeFilippo	Vice President, Corporate Development(2)	340,000
Anthea Bath	Vice President, Technical Services(3)	260,000

Note:

(1)	Currently CEO and director of the Company, effective January 4, 2021.

(2)	Currently President of the Company, effective January 4, 2021.

(3)	Currently COO of the Company, effective January 4, 2021.

Annual Performance Incentive

The API recognizes short-term (typically annual) efforts and milestone achievements that are aligned to the long-term success of the Company. The API is a variable component of compensation designed to provide motivation to executive officers to achieve near-term corporate objectives, and to reward them in cash when such objectives are met or exceeded. Target incentive levels target total cash compensation at the median of the 2020 Compensation Peer Group but have sufficient leverage that actual payment can position above or below the median to correlate with corporate and personal performance.

Target incentive levels for 2020 performance for the NEOs were as follows:

Name	2020 Annual Base Salary (US$)	Target (% of Annual Base Salary)	Target Eligibility (US$)
Christopher Noel Dunn	536,000	100%	536,000
David Strang	536,000	100%	536,000
Michel (Mike) Richard	370,000	75%	277,500
Wayne Drier	340,000	65%	221,000
Makko DeFilippo	340,000	50%	170,000
Anthea Bath	260,000	50%	$130,000

Actual awards may be above or below target based on performance outcomes. The performance measures range from 0% (if the threshold performance level is not achieved) to 100% (if the performance target is met) and up to 150% for all executive officers of the Company, other than the Executive Chairman and the CEO who are capped at a maximum level of 200% (if the performance target is exceeded by a specified amount).

The Company’s 2020 key performance indicators were selected to reflect the Company’s top priorities for success in 2020, focussed on safety, environment, operating performance, mineral reserve replacement and expansion, and new discovery measures. As set out below, the result for the 2020 annual performance incentive award was 113.3% of target:

	Performance Range			Actual Result	Weight	Weighted Result
Category	Threshold	Target	Stretch
Safety & Environment
MCSA Long Term Injury Frequency Rate	1.3	1.0	0.7	0.2	10%	15%
NX Gold Long Term Injury Frequency Rate	1.3	1.0	0.7	0.8	5%	6.3%
Reportable Environmental Incidents	2	1	0	0	5%	7.5%

MCSA Operating Performance
Copper Production (tonnes)	38,740	43,044	45,196	42,814	12.5%	12.2%
C1 Cash Cost(1)	0.96	0.87	0.83	0.67	12.5%	18.8%

NX Gold Operating Performance
Gold Production (oz)	35,100	39,000	40,950	36,830	5%	3.6%
C1 Cash Cost(2)	578	525	499	455	5%	7.5%

MCSA Reserve Replacement / Growth (tonnes contained copper)	42,500	85,000	130,000	144,300	15%	22.5%
NX Gold Reserves Replacement / Growth (oz)	40,000	80,000	120,000	139,300	5%	7.5%

MCSA Exploration Program	172,000 m drilled	1 new discovery	2 new discoveries	238,000 m drilled	25%	12.5%

Total						113.3%

Note:

(1)	C1 cash cost of copper produced (per lb) is the sum of production costs, net of capital expenditure development costs and by-product credits, divided by the copper pounds produced. C1 cash costs reported by the Company include treatment, refining charges, offsite costs, and certain tax credits relating to sales invoiced to the Company’s Brazilian customer on sales. By-product credits are calculated based on actual precious metal sales (net of treatment costs) during the period divided by the total pounds of copper produced during the period. C1 cash cost of copper produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

(2)	C1 cash cost of gold produced (per ounce) is the sum of production costs, net of capital expenditure development costs and silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. C1 cash cost of gold produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

Given the Company’s: (i) achievement of one-year of operating without a lost-time injury at its MCSA Mining Complex prior to the end of 2020, being a record in the mine’s over 40 year operating history; (ii) operational and financial management and preparedness throughout 2020 in response to the COVID-19 pandemic (as discussed in more detail below), resulting in, among others, record operational and financial performance; and (iii) execution of several key growth objectives in 2020 including, among others, commissioning of the HIG Mill on budget at the MCSA Mining Complex, completion of the comprehensive ore-sorting pilot plant test program at the MCSA Mining Complex, and drilling and integration of the Deepening Extension Project located in the Pilar underground mine into the life-of-mine plan update for the MCSA Mining Complex announced on November 30, 2020, the Compensation Committee made a discretionary adjustment to the API awards to reflect the contribution of the NEOs to such achievements, resulting in the following API payments:

Name	Target API (US$)	API at 113.3% of Target (US$)	Actual API Payment, inclusive of discretionary adjustment (US$)
Christopher Noel Dunn	536,000	607,288	961,154
David Strang	536,000	607,288	961,154
Michel (Mike) Richard	277,500	314,408	383,713
Wayne Drier	221,000	250,393	305,588
Makko DeFilippo	170,000	192,610	235,068
Anthea Bath	130,000	147,290	179,758

As stated above, the Compensation Committee considered, among others, the Company’s operational and financial management and preparedness throughout 2020 in response to the COVID-19 pandemic, and the contribution of the NEOs to such management and preparedness. The Company continues to have no material disruption to operations, supply chains or sales channels as a result of the COVID-19 pandemic. Since the onset of the COVID-19 pandemic in early 2020, the Company has continued to take extraordinary measures to mitigate the possible impact of COVID-19 on its workforce and operations. Some of these measures include:

(i)	eliminating all non-essential travel to and from the Company’s mining operations;

(ii)	routine engagement with all suppliers and active stockpiling of key consumables to protect against any supply chain disruptions;

(iii)	reducing physical interaction throughout the organization as much as possible by closing administrative offices and moving to a work-from-home format, increasing social distancing by limiting the number of employees travelling on provided buses between the Company’s mining communities and mines, limiting the number of employees in the cafeteria at any given time, cancelling all group meetings, implementing social-distancing for essential line-out meetings and encouraging work-from-home and video/telephone conferencing where feasible;

(iv)	establishing COVID-19 committees with senior leadership and local health administrators for the regions in which the Company operates;

(v)	purchasing thousands of COVID-19 testing kits for the Company’s operations, with the donation of a portion of these test kits, as well as other personal protective equipment, to each of the Company’s local municipalities to facilitate rapid testing throughout each community; and,

(vi)	implementing wellness education, health screenings, and self-isolation protocols along with enhanced sanitization throughout the Company’s operations.

The Company continues to closely monitor the COVID-19 pandemic and is engaged in active operational and financial contingency planning to prudently manage the potential impact of the pandemic on its operations.

As a result of COVID-19 mitigation measures employed and strong operating performance throughout 2020, the Company ended the period with a robust cash position of $62.5 million in cash and cash equivalents – a quarter-on-quarter improvement of $8.2 million and a $41.0 million improvement since December 31, 2019.

Option-based and Share-based Awards

The Company’s compensation policy targets annual grants of long-term equity incentives at the median of the 2020 Compensation Peer Group. The Company has two forms of long-term equity incentive plans for executive officers, the Stock Option Plan and the Share Unit Plan.

The Stock Option Plan and the Share Unit Plan each serve as a vehicle by which equity-based incentives may be awarded to the directors, officers, employees and consultants of the Company or any of its subsidiaries to recognize and reward their significant contributions to the long-term success of the Company, to attract to and retain in the employ of the Company or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company, and to align their interests more closely with the shareholders of the Company.

The Stock Option Plan and the Share Unit Plan each require shareholder approval every three years and were last approved at our annual general and special meeting of shareholders on May 7, 2020.

Stock Option Plan

As at the date of this Circular, there were 4,485,781 Options issued and outstanding under the Stock Option Plan. The annual burn rate under the Stock Option Plan is set out below under the heading “Securities Authorized for Issuance Under Equity Compensation Plans - Annual Burn Rates of Equity-Based Compensation Arrangements”. The Stock Option Plan is summarized in the table below.

Key Terms	Summary
Administration

The Compensation Committee, in its sole and absolute discretion, but subject to the general purposes, terms and conditions of the Stock Option Plan and to the direction of the Board, administers the Stock Option Plan and exercises all the powers and authorities either specifically granted to it under the Stock Option Plan or necessary or advisable in the administration of the Stock Option Plan, acting reasonably and in good faith and subject to and not inconsistent with the express provisions of the Stock Option Plan.

The Compensation Committee is fully comprised of independent directors, as more particularly described under the heading “Corporation Governance Practices – Compensation Committee”.

Key Terms	Summary
Securities	Each Option entitles the holder thereof (an “Optionee”) to purchase one Share at an exercise price set at the time of the grant.

Eligibility	Any director, officer, employee, consultant or other personnel of the Company (including any subsidiary of the Company), as the Compensation Committee may determine.

Exercise Price	The exercise price of an Option will be determined by the Compensation Committee at the time of the grant, but will be no lower than the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the relevant date (or on any such other stock exchange, inter-dealer quotation network or other organized trading facility on which the Shares trade or are quoted from time to time) (the “Fair Market Value”). If the Shares are suspended from trading or have not traded on the TSX or another stock exchange, inter-dealer quotation network or other organized trading facility for an extended period, the exercise price will be no lower than the Fair Market Value of the Shares at the time of the grant as determined by the Compensation Committee in its sole discretion acting in good faith.

Vesting and Exercise Period	The vesting and exercise period of an Option will be determined by the Compensation Committee at the time of grant; however, the expiry date of an Option shall be no later than five years from the date of grant, or in the case where the expiry date of an Option occurs during a period of time during which the Optionee cannot exercise or sell securities of Ero due to applicable policies of the Company in respect of insider trading (a “Blackout Period”) or within 10 business days after the expiry of the Blackout Period, then the expiry date for the Option will be the date that is the tenth business day after the expiry of the Blackout Period.

Cessation of Employment

Subject to certain limitations, in the event that an Optionee’s employment is terminated for any reason other than death, retirement, long-term disability or for cause, the Options held by such Optionee may be exercised within 60 days of termination, provided such Options have vested and not expired.

Subject to certain limitations, in the event that an Optionee’s employment is terminated due to retirement or as a result of long-term disability, unless the Compensation Committee determines otherwise, the Options held by such Optionee may be exercised within one year of retirement or termination as a result of long-term disability, provided such Options have vested and not expired. In addition, such Optionee’s unvested Options shall continue to vest in accordance with their terms until the earlier of the date which is one year following the date of retirement or termination as a result of long-term disability and the expiry date.

Subject to certain limitations, in the event that an Optionee’s employment is terminated by reason of death, unless the Compensation Committee determines otherwise, the Options held by such Optionee shall become fully vested and may be exercised by the legal personal representative(s) of such Optionee’s estate within one year following the death of the Optionee or prior to the expiry date, whichever is earlier.

In the event an Optionee’s employment is terminated for cause, the Options held by such Optionee shall expire and terminate immediately upon such Optionee ceasing to actively provided services to the Company in his or her capacity as a director, officer, employee or consultant, as the case may be.

Key Terms	Summary
Change of Control

Subject to the Compensation Committee’s ability to accelerate the vesting of Options at any time in its sole discretion, if the Company completes a transaction which results in a “Change of Control” (as defined in the Stock Option Plan), all unvested Options will vest, and if within 90 days (or such other period as the Compensation Committee determines) following the completion of such transaction an event(s) that would constitute “constructive dismissal” (as defined pursuant to common law) occurs, and if within 90 days (or such other period as the Compensation Committee determines) following the date of such “constructive dismissal” an Optionee’s employment is terminated (whether at the Optionee’s discretion or otherwise) then all Options held by such Optionee will remain exercisable until the earlier of 90 days (or such other period as the Compensation Committee determines) from the date of termination and the expiry date thereof.

Notwithstanding the foregoing, with respect to any performance-based Options granted under the Stock Option Plan, vesting of an Option will be dependent on achievement of the applicable performance criteria as of the date of the completion of the above-mentioned transaction and/or be prorated to the date of the completion of such transaction, as applicable.

Limitations

The total number of Shares issuable pursuant to the Stock Option Plan (subject to adjustments under the Stock Option Plan) together with all other security based compensation arrangements of the Company (including the Share Unit Plan discussed below) shall not exceed 8% of the Company’s issued and outstanding Shares, on a non-diluted basis, at the relevant time (currently 7,048,153 Shares, based on 88,101,909 Shares issued and outstanding as at the date of this Circular). Provided that such maximum number of Shares is not exceeded, following the exercise, expiration, cancellation or other termination of any Options under the Stock Option Plan, a number of Shares equal to the number of Options or rights so exercised, expired, cancelled or terminated shall automatically become available for issuance in respect of Options that may subsequently be granted under the Stock Option Plan.

Subject to certain limitations, the total number of Shares that may be issued to any individual Optionee under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) in any one-year period, shall not exceed 5% of the number of issued and outstanding Shares at the date of grant (the “Individual Limit”).

Subject to certain exceptions, the total number of Shares issuable to insiders of the Company as a group at any time and the total number of Shares issued to insiders of the Company within any one-year period, under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) shall not exceed 8% of the issued and outstanding Shares, on a non-diluted basis, at the date of grant.

The total number of Shares that may be issued to any one insider of the Company under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) shall not exceed the Individual Limit.

The Fair Market Value of Options that may be granted to each non-employee director of the Company within any one-year period under the Stock Option Plan shall not exceed $100,000, and under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) shall not exceed $150,000.

Key Terms	Summary
Net Settlement of Options	The Stock Option Plan provides for the cashless exercise of Options, subject to certain limitations. The number of Shares issuable pursuant to any such cashless exercise is equal to the number determined by dividing (a) the product of the number of unexercised vested Options tendered for settlement by the difference between the Fair Market Value of one Share (calculated as at the date of settlement) and the exercise price of such Options, by (b) the Fair Market Value (calculated as at the date of settlement) of one Share, represented by the following formula:

A x (X-Y) X	Where:	A = the number of unexercised vested Options tendered for settlement X = the Fair Market Value of the Shares on the date of settlement Y = the exercise price of the Options tendered for settlement

Amendments

The Compensation Committee has the right to suspend, discontinue or amend the Stock Option Plan or any Option granted thereunder, provided that it obtain shareholder and necessary regulatory approval prior to certain amendments.

Subject to certain exceptions approval from a majority of holders of Shares (and other voting securities of the Company) is required to effect the following amendments to the Stock Option Plan: (i) increasing the maximum number of Shares issuable, as a fixed percentage of the issued and outstanding Shares pursuant to the Stock Option Plan; (ii) amendments that would reduce the exercise price of an outstanding Option; (iii) make any amendments to the non-employee director participation limits (see last paragraph under the above heading “Limitations”); (iv) extending the expiry date of any Option beyond its expiry date determined at the date of grant, except with respect to an expiry date that occurs during a Blackout Period; (v) change the categories of individuals who are eligible to participate in the plan, including where such change may introduce, re-introduce, broaden or increase the participation of non-employee directors under the Plan; (vi) amendments to permit the transfer or assignment of Options, except to permit a transfer to a family member, to an entity controlled by the Optionee or a family member, to a charity or for estate planning or estate settlement purposes; and (vii) amendments to the amendment provisions of the Stock Option Plan.

Assignment	Rights respecting Options shall not be transferable or assignable other than by reason of death of the Optionee or by shareholder approval.

The full text of the Stock Option Plan is available under our profile on SEDAR at www.sedar.com.

Share Unit Plan

As at the date of this Circular, there were 727,761 PSUs issued and outstanding under the Share Unit Plan. The annual burn rate under the Share Unit Plan is set out below under the heading “Securities Authorized for Issuance Under Equity Compensation Plans - Annual Burn Rates of Equity-Based Compensation Arrangements”. The Share Unit Plan is summarized in the table below.

Key Terms	Summary
Administration

The Compensation Committee, in its sole and absolute discretion, but subject to the general purposes, terms and conditions of the Share Unit Plan, applicable securities and tax law requirements and to the direction of the Board: (i) interprets and administers the Share Unit Plan; (ii) may establish, amend and rescind any rules and regulations relating to the Share Unit Plan; and (iii) makes other determinations that the Compensation Committee deems necessary or desirable for the administration and operation of the Share Unit Plan.

The Compensation Committee is fully comprised of independent directors, as more particularly described under the heading “Corporation Governance Practices – Compensation Committee”

Eligibility	Any director, officer, employee, or consultant of the Company or of any of its subsidiaries, as the Compensation Committee may determine.

Securities	Each vested Share Unit entitles the holder thereof (a “Share Unit Participant”) to receive on or about the applicable date of vesting of such Share Unit: (i) one Share; (ii) a cash amount equal to the Fair Market Value of one Share (the “Cash Consideration”) as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion.

Performance Conditions

At the time of grant of a Share Unit, the Compensation Committee may, in its sole discretion, establish performance conditions for the vesting of such Share Unit, which may include terms or conditions relating to: (i) the market price of the Shares; (ii) the return to holders of Shares, with or without reference to other comparable companies; (iii) the financial performance or results of the Company or its subsidiaries; (iv) the achievement of performance conditions or other performance criteria relating to the Company or its subsidiaries; (v) any other terms and conditions the Compensation Committee may in its sole discretion determine with respect to vesting or the acceleration of vesting; and (vi) the vesting date of the Share Units.

The performance conditions may be graduated such that different percentages (which may be greater or lesser than 100%) of the Share Units in a grant become vested depending on the extent of satisfaction of one or more performance conditions. The Compensation Committee may, in its discretion, subsequent to the grant of a Share Unit, waive any such performance condition or determine that it has been satisfied subject to applicable law. Each Share Unit for which vesting is subject to performance conditions is herein referred to as a “PSU”. Each Share Unit for which vesting is not subject to performance conditions is herein referred to as an “RSU”.

Vesting

Each RSU shall vest at such time as determined by the Compensation Committee at the time of grant. Each PSU shall vest at such time as determined by the Compensation Committee at the time of grant, subject to satisfaction of applicable Performance Conditions.

The vesting date of a Share Unit is subject to compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of Income Tax Act (Canada), as amended from time to time (the “Tax Act”), as such subsection may be amended or enacted from time to time.

Redemption

Each Share Unit will be redeemed on the date (the “Redemption Date”) selected by the Compensation Committee following the date of vesting of such Share Unit, which will be within 30 days of the date of vesting, or at a later deferred date, subject to certain exceptions and restrictions.

The Redemption Date for a Share Unit is subject to compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act, as such subsection may be amended or enacted from time to time.

Deferral Date	Non-Canadian Share Unit Participants may elect to defer the receipt of all or any part of their entitlement to Shares and/or Cash Consideration, as applicable, until a date following the Redemption Date but no later than such individual’s date of retirement (the “Deferred Payment Date”). Non-Canadian Share Unit Participants who elect to set a Deferred Payment Date must provide prior notice to the Company and, subject to certain restrictions, may change a Deferred Payment Date by providing prior notice to the Company.

Dividends	When dividends are paid on Shares, each Share Unit Participant shall be credited with dividend equivalents in respect of the Share Units credited to his or her account as of the record date for payment of dividends. Such dividend equivalents shall be converted into additional Share Units (including fractional Share Units) based on the Fair Market Value of the Share on the date credited and redeemed on the Redemption Date or a later deferred date, as applicable, of the Share Unit with respect to which the dividend equivalent was granted.

Cessation of Employment

Subject to certain restrictions, if a Share Unit Participant is terminated by the Company for cause or if a Share Unit Participant voluntarily terminates his or her employment for any reasons or resigns as a director, as applicable, all of his or her Share Units that have not reached their respective Redemption Dates as at the date of termination will be cancelled, and all of his or her Share Units that have reached their respective Redemption Dates as at the date of termination but redemption thereof has been deferred by the Share Unit Participant will be redeemed as soon as possible for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion.

Subject to certain restrictions, in the event that a non-director Share Unit Participant’s employment is involuntarily terminated for reasons other than cause, his or her Share Units will be redeemed on the date of termination for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion, provided such Share Units have vested at such time.

Subject to certain restrictions, in the event that a director Share Unit Participant is not re-elected at an annual or special meeting of shareholders of the Company, his or her Share Units will be redeemed on the date of the annual or special meeting of shareholders for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion, provided such Share Units have vested at such time.

Subject to certain restrictions, in the event that a Share Unit Participant dies, his or her Share Units will be redeemed upon the date of death for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion.

Change of Control	In the event that a Share Unit Participant is terminated for reasons other than cause within 12 months following a “Change of Control” (as defined in the Share Unit Plan), all Share Units held by such Share Unit Participant will be redeemed as soon as reasonably practical following such termination for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion; provided that in the event that any Share Units are subject to satisfaction of any performance conditions, the Compensation Committee shall consider the extent of satisfaction of such performance conditions in determining the number of Share Units to be redeemed.

Limitations

The number of Shares reserved for issuance under the Share Unit Plan: (i) together with the Shares issuable under all other security based compensation arrangements of the Company (including the Stock Option Plan), shall not exceed 8% of the total number of issued and outstanding Shares, on a non-diluted basis, subject to certain limited exceptions (currently 7,048,153 Shares, based on 88,101,909 Shares issued and outstanding as at the date of this Circular); and (ii) to any one Share Unit Participant within a 12-month period shall not exceed 2% of the total number of issued and outstanding Shares.

The number of Shares issuable to insiders of the Company as a group at any time and the number of Shares issued to insiders of the Company as a group within any one-year period, under the Share Unit Plan together with all other security based compensation arrangements of the Company shall not exceed 8% of the total number of issued and outstanding Shares, on a non-diluted basis.

The number of Shares issuable to non-employee directors of the Company as a group, under the Share Unit Plan, shall not exceed 1% of the total number of issued and outstanding Shares, on a non-diluted basis. The Fair Market Value of the Shares issuable to each non-employee director of the Company within any one-year period under the Share Unit Plan shall not exceed $150,000. Notwithstanding the foregoing, the Fair Market Value of the Shares issuable to each non-employee director of the Company within any one-year period under the Share Unit Plan together with all security based compensation arrangements of the Company shall not exceed $150,000.

Amendments

The Compensation Committee has the right to suspend, terminate or amend the Share Unit Plan or any portion thereof, subject to certain restrictions and provided that it obtain any necessary prior shareholder and/or regulatory approvals.

The following amendments to the Share Unit Plan may be effected without obtaining prior shareholder approval: (i) amendments to the terms and conditions necessary to ensure that the Share Unit Plan complies with applicable regulatory requirements; (ii) amendments respecting administration of the Share Unit Plan; (iii) amendments respecting the terms and conditions on which Share Units may be granted; and (iv) amendments of a “housekeeping” nature.

Prior shareholder approval is required to effect any amendment to the Share Unit Plan related to: (i) the number or percentage of Shares available for grant; (ii) removing or exceeding the number of Shares issuable or that may be issued to insiders as a group under the Share Unit Plan; (iii) removing or exceeding the non-employee director participation limits (see last paragraph under the above heading “Limitations”); (iv) permitting the transfer or assignment of Share Units other than for normal estate settlement purposes; (v) change the categories of individuals who are eligible to participate in the plan, including where such change may introduce, re-introduce, broaden or increase the participation of non-employee directors under the Plan; (vi) changing the method of calculation of redemption of Share Units; (vi) extending the term for redemption of Share Units; and (vii) any amendments to the amendment provisions of the Share Unit Plan.

Assignment	Rights respecting Share Units shall not be transferable or assignable other than by will or the laws of decent and distribution or by shareholder approval.

The full text of the Share Unit Plan is available under our profile on SEDAR at www.sedar.com.

As with the PSUs awarded in 2018 and 2019, the PSUs awarded in 2020 vest to executives on the third anniversary of the date of grant based on the Company’s performance relative to two performance metrics:

1.	The Company’s total shareholder return (“TSR”) against a peer group of base metals producers that the Company competes with for investment dollars (the “TSR Peer Group”), as follows:

Performance Level	Performance Achieved	PSU Vesting
Maximum	TSR at or above 90th percentile	200%
Above Target	TSR at 80th percentile	150%
Target	TSR at 65th percentile	100%
Below Threshold	TSR below 35th percentile	0%

Linear interpolation will be applied to determine percentage PSU vesting for TSR performance between the performance achievement levels shown in the table above.

The TSR Peer Group is comprised of the following 16 companies:

Antofagasta plc	Imperial Metals Corp	Southern Copper Corp.
Capstone Mining Corp.	Lundin Mining Corp.	Taseko Mines Ltd.
Copper Mountain Mining Corp.	MMG Ltd.	Teck Resources Limited
First Quantum Minerals Ltd.	Nexa Resources SA	Trevali Mining Corp.
Freeport-McMoRan Inc.	Oz Minerals Ltd.
Hudbay Minerals Ltd.	South32 Limited

2.	The Company’s return on invested capital (“ROIC”), as follows:

Performance Level	Performance Achieved	PSU Vesting
Maximum	ROIC at or above 12%	200%
Above Target	ROIC at 10%	150%
Target	ROIC at 8%	100%
Below Threshold	ROIC below 5%	0%

Linear interpolation will be applied to determine percentage PSU vesting for ROIC performance between the performance achievement levels shown in the table above.

The Compensation Committee is responsible for administering and interpreting the Company’s equity-based compensation arrangements and the policies respecting the grant of Options or Share Units, whether PSUs or RSUs, or the sale or issuance, as applicable, of Shares thereunder, as well as reviewing and awarding grants of Options and Share Units, whether PSUs or RSUs, and the terms thereof. Awards of Options and Share Units, whether PSUs or RSUs, under the Stock Option Plan and Share Unit Plan are subject to certain limitations set out in each plan as well as the approval of the Compensation Committee. Such awards are generally based on the executive officer’s total target compensation relative to their peers and their level within the organization. Options and Share Units are not granted to reward past performance, but rather as forward-looking incentive. As such, previous grants of Options or Share Units, as applicable, are not taken into account when considering additional grants of Options or Share Units, as applicable.

Managing Compensation Risk

As part of its annual review of the Company’s compensation policies and practices, including the setting of annual corporate performance objectives, as discussed below, the Compensation Committee considers any risks associated with such policies and practices. The Compensation Committee is satisfied that the current compensation policies and practices, combined with the enterprise risk management of the Company, offer a balanced combination that promotes adequate risk-taking with appropriate and reasonable compensation incentives.

The Compensation Committee believes that the executive compensation program of the Company should not raise its risk profile. Accordingly, the Company’s compensation programs include safeguards designed to mitigate compensation risks. The following measures seek to impose appropriate limits to avoid excessive or inappropriate risk-taking or payments:

•	the Compensation Committee retains an independent advisor to provide an external perspective of marketplace changes and best practices related to executive compensation design, governance and compensation risk management;

•	the Compensation Committee undertakes annual review of the Company’s compensation program to ensure competitiveness with a compensation peer group and continued alignment with trends in compensation practices and governance;

•	the Compensation Committee undertakes an annual review of the Company’s APIs, long-term equity-based incentives, and corresponding performance objectives to ensure continued relevance and applicability to the Company’s then current stage of development and business strategy;

•	compensation paid to the Company’s executive officers is spread between short-term incentives and long-term incentives to mitigate the risk of too much emphasis on short-term goals at the expense of long-term sustainable performance;

•	API payments are capped at a maximum level of 150% of target in the case of all executive officers of the Company, other than the Executive Chairman and the CEO who are capped at a maximum level of 200% of target, to ensure preservation of capital and to provide upper payout boundaries;

•	the Compensation Committee and the Board retain discretion to adjust individual performance objectives during the year to ensure they remain aligned with the evolving priorities of the Company in light of developments during the year. Discretion may also be exercised to increase or decrease payout levels based on a holistic assessment of the Company’s performance, ensuring appropriate pay-for-performance alignment and providing the flexibility to make reasonable exceptions when necessary;

•	the Executive Chairman and the CEO of the Company are each required to own at least three times their annual base salary in Shares and/or RSUs within five years of their appointment and the President, CFO, CGO and COO of the Company and any other c-suite level executive of the Company appointed in the future are each required to own at least two times their annual base salary in Shares and/or RSUs within five years of their appointment to further align their interests more closely with the shareholders of the Company. See “Share Ownership Policy” below for the guidelines and current share ownership levels.

•	a compensation Clawback Policy has been adopted, which applies to all performance-based compensation awards, issued to any executive at the Vice-President level or above (including each NEO). For the purposes of this policy, performance-based compensation includes incentive compensation awarded or paid in any form, including cash or equity-based (such as PSUs), whether vested or unvested. See “Clawback Policy” below.

•	no NEO or director, among others, is permitted to purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Company.

Compensation Committee Decisions Relating to 2021 Compensation

Peer group constituents are reviewed at least annually to ensure their continued relevance. To improve our positioning and alignment relative to our peer group, to ensure the size and stability of the group and to address 2020 M&A activity of certain members of the 2020 Compensation Peer Group (SSR Mining Inc. acquired Alacer Gold Corp. in July 2020; Equinox Gold Corp. acquired Leagold Mining Corp. in March 2020; and, Endeavour Mining Corporation acquired SEMAFO Inc. in July 2020), Lane Caputo was given the mandate to review the peer group against which Ero’s executive compensation program is benchmarked. To benchmark the competitiveness of the compensation program for the Company’s executive officers for the financial year ending December 31, 2021, the Compensation Committee, in consultation with Lane Caputo, have utilized the following peer group of 15 comparators (the “2021 Compensation Peer Group”):

Aura Minerals Inc.	Fortuna Silver Mines Inc.	Sandfire Resources Ltd.
Capstone Mining Corp.	Hudbay Minerals Inc.	SSR Mining Inc.
Dundee Precious Metals Inc.	McEwen Mining Inc.	Taseko Mines Ltd.
Eldorado Gold Corp.	OZ Minerals Ltd.	Torex Gold Resources Inc.
Equinox Gold Corp.	Pretium Resources Inc.	Turquoise Hill Resources Ltd.

The 2021 Compensation Peer Group has also been used to benchmark the Company’s director compensation practices for the financial year ending December 31, 2021.

The following table sets out the base salary of each NEO for the financial year ending December 31, 2021, which was targeted at or near the median for the 2021 Compensation Peer Group depending on a number of factors, including the incumbent’s experience in the role, market competitiveness and/or retention considerations and individual performance:

Name	Position(s) and Office(s) with Ero	Annual Base Salary (US$)
Christopher Noel Dunn	Executive Chairman Director	550,000
David Strang	CEO Director	550,000
Michel (Mike) Richard	CGO	375,000
Wayne Drier	CFO	345,000
Makko DeFilippo	President	345,000
Anthea Bath	COO	345,000

The Compensation Committee has established 2021 corporate performance measures for each executive officer, including safety, environment, operating performance, mineral reserve replacement and expansion, and strategic initiatives measures such as measures relating to new discoveries at the MCSA Mining Complex and the NX Gold Mine and optimization of the Company’s Boa Esperança project, located in the Carajás Mineral Province in Pará State, Brazil. The weighting assigned to each measure varies with each executive officer, depending on his or her position and level in the organization.

Share Ownership Policy

The Board has adopted a Share Ownership Policy, which sets Share ownership targets for the Executive Chairman, CEO, President, CFO, COO, CGO and independent directors of the Company to further align their interests more closely with the shareholders of the Company.

The Executive Chairman and the CEO of the Company are each required to beneficially own, control or direct, directly or indirectly, at least three times their annual base salary in Shares and/or RSUs within five years of their appointment. The President, CFO, COO and CGO of the Company and any other c-suite level executive of the Company appointed in the future are each required to beneficially own, control or direct, directly or indirectly, at least two times their annual base salary in Shares and/or RSUs within five years of their appointment.

Each independent director of the Company is required to beneficially own, control or direct, directly or indirectly, at least three times their annual base retainer fee in Shares, DSUs and/or RSUs within five years of their appointment.

To measure compliance, Share and RSUs held by each c-suite level executive officer and Shares, DSUs and RSUs held by each independent director are valued at the greater of their acquisition cost or grant date value, as the case may be, and current market value.

As at the date of this Circular, the Executive Chairman and each c-suite level executive of the Company, other than Makko DeFilippo (promoted from Vice President, Corporate Development to President on January 4, 2021) and Anthea Bath (promoted from Vice President, Technical Services to COO on January 4, 2021), has achieved their respective Share ownership target. Mr. DeFilippo and Ms. Bath must achieve their Share ownership target of at least two times their annual base salary in Shares and/or RSUs by January 3, 2026.

As at the date of this Circular, each independent director has achieved their respective Share ownership target.

Clawback Policy

The Board has adopted a Clawback Policy, which applies to all performance-based compensation awards issued to any executive at the Vice-President level or above (including each NEO). The Clawback Policy providing for the full or partial forfeiture and recoupment of performance-based compensation awarded and outstanding or paid to any such executive officer subsequent to a material restatement of previously issued financial statements of the Company, required by applicable securities laws and directly resulting or arising from the gross negligence, fraud or willful misconduct of any such executive officer, the result of which is that any performance-based compensation provided to any such executive officer would have been a lower amount had it been calculated based on such restated results. For the purposes of this policy, performance-based compensation includes incentive compensation awarded or paid in any form, including cash or equity-based, whether vested or unvested.

Performance Graph

Total cumulative shareholder return represents the overall financial benefit generated for shareholders (change in share price + dividends received) and is considered an effective measure of how the market evaluates the overall performance of a company over a specific period of time.

The graph below shows the total cumulative shareholder return of $100 invested in our Shares on October 19, 2017 (first day of trading on the TSX) compared to $100 invested in the S&P/TSX Composite Index, S&P Metals & Mining Select Industry Index and the TSR Peer Group, assuming reinvestment of dividends.

Since the Company’s initial public offering (“IPO”) on October 19, 2017, Ero Copper has significantly outperformed not only the Canadian market (S&P/TSX Composite Index) and the mining industry (S&P Metals & Mining Select Industry Index), but also the Company’s peers in the market in which it competes for investment capital (TSR Peer Group) as a result of its execution of key objectives following the IPO and continued focus on low-cost and high-margin production.

NEO compensation levels have increased since the IPO, but at a much lower rate as compared to the relative share price performance of the Company over that same time period. As reflected in the chart above, Total Compensation reported for the Company’s CEO declined on a year-over-year basis, reflecting the volatility in the Company’s share price over the past year and demonstrating the alignment between shareholder experience and executive pay in the Company’s compensation program. As such, we feel that our executive compensation practice is effective and supports the relationship between the compensation earned by our NEOs and the return to shareholders.

Compensation Table

The following table contains information about the compensation awarded to, earned by, paid to, or payable to, individuals who were Named Executive Officers as at the end of the financial year ended December 31, 2020, 2019 and 2018.

Name and Principal Position	Year	Salary (US$)	Share- based Awards (US$)(1)	Option- based Awards (US$)(2)	Non-equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)(4)	Total Compensation (US$)
					Annual Incentive Plans (US$)(3)	Long- term Incentive Plans
Christopher Noel Dunn(5) Executive Chairman	2020	536,000	674,599	Nil	961,154	N/A	N/A	1,365	2,173,118
	2019	525,000	811,275	Nil	1,050,000	N/A	N/A	1,307	2,387,582
	2018	400,000	149,449	351,753(6)	650,000	N/A	N/A	956	1,552,158
David Strang(5) CEO	2020	536,000	674,599	Nil	961,154	N/A	N/A	690	2,172,443
	2019	525,000	811,275	Nil	1,050,000	N/A	N/A	471	2,386,746
	2018	400,000	149,449	351,753(6)	650,000	N/A	N/A	875(5)	1,552,077
Michel (Mike) Richard CGO	2020	370,000	260,644	213,197(7)	383,713	N/A	N/A	1,935	1,229,489
	2019	360,000	210,335	318,921(8)	404,984	N/A	N/A	645	1,294,885
	2018	300,000	119,555	281,399(6)	337,500	N/A	N/A	354	1,038,808
Wayne Drier CFO	2020	340,000	245,309	200,652(7)	305,588	N/A	N/A	1,267	1,092,816
	2019	335,000	190,267	288,549(8)	326,612	N/A	N/A	908	1,141,336
	2018	300,000	112,083	263,816(6)	270,000	N/A	N/A	1,502	947,401
Makko DeFilippo President	2020	340,000	245,309	200,652(7)	235,068	N/A	N/A	1,362	1,022,391
	2019	265,000	130,212	197,429(8)	198,742	N/A	N/A	1,307	792,690
	2018	220,000	74,725	193,465(6)	165,000	N/A	N/A	956	654,146
Anthea Bath COO	2020	260,000	245,309	200,652(7)	179,758	N/A	N/A	1,091	886,810
	2019	250,000	110,173	167,052(8)	187,493	N/A	N/A	1,081	715,799
	2018	110,909(9)	74,725	176,019(6)	75,000	N/A	N/A	Nil	1,010,653
				574,000(10)

Notes:

(1)	Represents the total grant date fair value of the PSUs granted and may not represent the amounts the recipient will actually realize from the award. On December 17, 2020, the Board approved the issuance of 289,298 PSUs under the Share Unit Plan based on a grant date fair value of C$18.90 per Share (US$14.86 per Share based on the daily exchange rate reported by the Bank of Canada on December 17, 2020 of US$1.2718 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On December 12, 2019, the Board approved the issuance of 225,659 PSUs under the Share Unit Plan based on a grant date fair value of C$20.52 per Share (US$15.57 per Share based on the daily exchange rate reported by the Bank of Canada on December 12, 2019 of US$1.3182 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On December 31, 2018, the Board approved the issuance of 215,288 PSUs under the Share Unit Plan based on a grant date fair value of C$9.76 per Share (US$7.15 per Share based on the daily exchange rate reported by the Bank of Canada on December 31, 2018 of US$1.3642 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of the PSUs as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

(2)	Represents the total grant date fair value of the Options granted and may not represent the amounts the recipient will actually realize from the award. The fair value of the Options has been estimated at the date of grant in accordance with IFRS accounting requirements using a Black-Scholes option pricing model and was determined based on various assumptions including share price volatility on the grant date taking into account the expected life of the Options, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date. Please see the notes below for the assumptions used for each grant of Options.

(3)	Represents cash bonuses (API) awarded for individual performance and corporate achievements. Amount has been included in the year that the cash bonus was earned despite being paid in the following year.

(4)	Represents life insurance premiums paid by the Company.

(5)	Messrs. Dunn and Strang do not receive compensation for their services as directors of the Company.

(6)	On December 31, 2018, the NEO was granted Options at an exercise price of $9.76 per Share (US$7.15 per Share based on the daily exchange rate reported by the Bank of Canada on December 31, 2018 of US$1.3642 = $1.00), expiring on December 31, 2023. These Options have a grant date fair value of $4.13 each (US$3.03 per Share based on the daily exchange rate reported by the Bank of Canada on December 31, 2018 of US$1.3642 = $1.00) based on the following assumptions: risk-free interest rate of 1.88%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 61.0%; and, expected life of 3 years.

(7)	On December 17, 2020, the NEO was granted Options at an exercise price of $18.90 per Share (US$14.86 per Share based on the daily exchange rate reported by the Bank of Canada on December 17, 2020 of US$1.2718 = $1.00), expiring on December 17, 2025. These Options have a grant date fair value of $7.53 each (US$5.92 per Share based on the daily exchange rate reported by the Bank of Canada on December 17, 2020 of US$1.2718 = $1.00) based on the following assumptions: risk-free interest rate of 0.39%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 53.81%; and, expected life of 3 years.

(8)	On December 12, 2019, the NEO was granted Options at an exercise price of $20.52 per Share (US$15.57 per Share based on the daily exchange rate reported by the Bank of Canada on December 12, 2019 of US$1.3182 = $1.00), expiring on December 12, 2024. These Options have a grant date fair value of $7.53 each (US$5.71 per Share based on the daily exchange rate reported by the Bank of Canada on December 12, 2019 of US$1.3182 = $1.00) based on the following assumptions: risk-free interest rate of 1.67%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 50.59%; and, expected life of 3 years.

(9)	Ms. Bath’s employment with the Company commenced on July 16, 2018.

(10)	On July 16, 2018, the NEO was granted Options at an exercise price of $9.01 per Share (US$6.86 per Share based on the daily exchange rate reported by the Bank of Canada on July 16, 2018 of US$1.3137 = $1.00), expiring on July 16, 2023. These Options have a grant date fair value of $3.77 each (US$2.87 per Share based on the daily exchange rate reported by the Bank of Canada on July 16, 2018 of US$1.3137 = $1.00) based on the following assumptions: risk-free interest rate of 2.03%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 60.21%; and, expected life of 3 years.

Significant terms of each NEOs employment agreement are set out below under the heading, “Termination and Change of Control Benefits”.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all Share-based awards and Option-based awards outstanding for each NEO as at December 31, 2020.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price (US$)(2)	Option Expiration Date	Value of Unexercised In-the- Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)(4)	Market or Payout Value of Share- Based Awards that Have Not Vested (US$)(5)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)
Christopher Noel Dunn	159,000(6)	5.09(7)	November 24, 2022	1,741.050	20,902	335,268	Nil
	250,000(8)	5.29(9)	December 7, 2022	2,687,500
	116,185(10)	7.67(11)	December 31, 2023	972,468	52,105	835,764	Nil
					45,397	728,168	Nil
David Strang	159,000(6)	5.09(7)	November 24, 2022	1,741,050	20,902	335,268	Nil
	250,000(8)	5.29(9)	December 7, 2022	2,687,500
	116,185(10)	7.67(11)	December 31, 2023	972,468	52,105	835,764	Nil
					45,397	728,168	Nil
Michel (Mike) Richard	125,000(8)	5.29(9)	December 7, 2022	1,343,750	16,721	268,205	Nil
	92,948(10)	7.67(11)	December 31, 2023	777,975
	55,853(12)	16.12(13)	December 12, 2024	Nil	13,509	216,684	Nil
	36,013(14)	14.84(15)	December 17, 2025	43,216	17,540	281,342	Nil
Wayne Drier	150,000(16)(17)	1.50	May 15, 2022	2,181,000	15,676	251,443	Nil
	125,000(8)	5.29(9)	December 7, 2022	1,343,750
	87,139(10)	7.67(11)	December 31, 2023	729,353
	50,534(12)	16.12(13)	December 12, 2024	Nil	12,222	196,041	Nil
	33,894(14)	14.84(15)	December 17, 2025	40,673	16,508	264,788	Nil

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price (US$)(2)	Option Expiration Date	Value of Unexercised In-the- Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)(4)	Market or Payout Value of Share- Based Awards that Have Not Vested (US$)(5)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)
Makko DeFilippo	50,334(16)(18)	1.50	May 15, 2022	731,856	11,496	184,396	Nil
	75,000(8)	5.29(9)	December 7, 2022	806,250
	63,902(10)	7.67(11)	December 31, 2023	534,860
	34,576(12)	16.12(13)	December 12, 2024	Nil	8,363	134,143	Nil
	33,894(14)	14.84(15)	December 17, 2025	40,673	16,508	264,788	Nil
Anthea Bath	100,000(19)(20)	7.08(21)	July 16, 2023	896,000	10,451	167,634	Nil
	58,092(10)	7.67(11)	December 31, 2023	486,230
	29,256(12)	16.12(13)	December 12, 2024	Nil	7,076	113,499	Nil
	33,894(14)	14.84(15)	December 17, 2025	40,673	16,508	264,788	Nil

Note:

(1)	Class of securities underlying all Options is Shares. All Options granted to the NEOs are governed by the Stock Option Plan.

(2)	Exercise price for the Options is equivalent to the “Fair Market Value”, as defined in the Stock Option Plan or the “Market Price” as defined in the TSX Company Manual, which currently means the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date.

(3)	The figures shown in this column are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 31, 2020 ($20.42 or US$16.04 based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00). The figures shown in this column do not represent the actual value the individual NEO would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.

(4)	Class of securities underlying all PSUs is Shares. All PSUs granted to the NEOs are governed by the Share Unit Plan.

(5)	Based on the closing price of the Shares on the TSX on December 31, 2020 ($20.42 or US$16.04 based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00) multiplied by the number of notional Shares underlying the PSUs assuming a payout multiple of 1.0. The PSUs will vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. See “Compensation Committee Decisions Relating to 2020 Compensation – Options and Share Based Awards” above. The figures shown in this column do not represent the actual value the individual NEO would receive. The actual value, if any, on settlement will depend on the value of the Shares on the date of settlement.

(6)	Fully vested Options. One-third of the Options vested on an annual basis, with the first tranche vesting on November 24, 2018.

(7)	These Options were granted in Canadian dollars (exercise price of $6.48) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00.

(8)	Fully vested Options. One-third of the Options vested on an annual basis, with the first tranche vesting on December 7, 2018.

(9)	These Options were granted in Canadian dollars (exercise price of $6.74) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00.

(10)	One-third of the Options vest on an annual basis, with the first tranche vesting on December 31, 2019.

(11)	These Options were granted in Canadian dollars (exercise price of $9.76) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00.

(12)	One-third of the Options vest on an annual basis, with the first tranche vesting on December 12, 2020.

(13)	These Options were granted in Canadian dollars (exercise price of $20.52) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00.

(14)	One-third of the Options vest on an annual basis, with the first tranche vesting on December 17, 2021.

(15)	These Options were granted in Canadian dollars (exercise price of $18.90) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00.

(16)	Fully vested Options. One-third of the Options vested on an annual basis, with the first tranche vesting on May 15, 2018.

(17)	Mr. Drier exercised 100,000 Options on October 2, 2018, 100,000 Option on June 27, 2019, 90,000 options on November 27, 2019, and 50,000 Options on May 15, 2020, June 29, 2020 and September 17, 2020, respectively. This figure represents the number of Shares underlying the unexercised Options held by Mr. Drier.

(18)	Mr. DeFilippo exercised 33,000 Options on June 21, 2018, 66,666 Options on August 19, 2019 and 50,000 Options on May 15, 2020. This figure represents the number of Shares underlying the unexercised Options held by Mr. DeFilippo.

(19)	One-third of the Options vest on an annual basis, with the first tranche vesting on July 16, 2019.

(20)	Ms. Bath exercised 100,000 Options on September 20, 2020. This figure represents the number of Shares underlying the unexercised Options held by Ms. Bath.

(21)	These Options were granted in Canadian dollars (exercise price of $9.01) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of incentive plan awards vested or earned by each NEO during the financial year ended December 31, 2020.

Name	Option-based awards – Value vested during the year (US$)(1)	Share-based awards – Value vested during the year (US$)(2)	Non-equity incentive plan compensation – Value earned during the year (US$)(3)
Christopher Noel Dunn	1,812,803(4)	Nil	961,154
David Strang	1,812,803(4)	Nil	961,154
Michel (Mike) Richard	678,498(5)	Nil	383,713
Wayne Drier	2,483,421(6)	Nil	305,588
Makko DeFilippo	1,047,126(7)	Nil	235,068
Anthea Bath	740,738(8)	Nil	179,758

Note:

(1)	Aggregate dollar value that would have been realized if the in-the-money Options had been exercised on their vesting date. The figures shown in this column do not represent the actual value the individual NEO would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.

(2)	No Share Units (PSUs) vested during the financial year ended December 31, 2020.

(3)	Represents cash bonuses (API) awarded for individual performance and corporate achievements during 2020.

(4)	53,000 Options vested on November 24, 2020 at an exercise price of $6.48, 83,334 Options vested on December 7, 2020 at an exercise price of $6.74 per Share, and 38,728 Options vested on December 31, 2020 at an exercise price of $9.76 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on November 24, 2020 ($22.47), December 7, 2020 ($19.63), and December 31, 2020 ($20.42), respectively. This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on November 24, 2020 of US$1.3033 = $1.00, December 7, 2020 of US$1.2801 = $1.00, and December 31, 2020 of US$1.2732 = $1.00, respectively.

(5)	41,667 Options vested on December 7, 2020 at an exercise price of $6.74 per Share, 18,617 Options vested on December 12, 2020 at an exercise price of $20.52 and 30,983 Options vested on December 31, 2020 at an exercise price of $9.76 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 7, 2020 ($19.63), December 14, 2020 ($18.36), the first trading day after December 12, 2020, which was not a business day, and December 31, 2020 ($20.42), respectively. This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 7, 2020 of US$1.2801 = $1.00, December 14, 2020 of US$1.2757 = $1.00, and December 31, 2020 of US$1.2732 = $1.00, respectively.

(6)	196,667 Options vested on May 15, 2020 at an exercise price of US$1.50, 41,667 Options vested on December 7, 2020 at an exercise price of $6.74 per Share, 16,844 Options vested on December 12, 2020 at an exercise price of $20.52 and 29,046 Options vested on December 31, 2020 at an exercise price of $9.76 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on May 15, 2020 ($15.17), December 7, 2020 ($19.63), December 14, 2020 ($18.36), the first trading day after December 12, 2020, which was not a business day, and December 31, 2020 ($20.42), respectively. This figure is shown in US dollars and has been converted from Canadian dollars, where applicable, based on the daily exchange rate reported by the Bank of Canada on May 15, 2020 of US$1.4094 = $1.00, December 7, 2020 of US$1.2801 = $1.00, December 14, 2020 of US$1.2757 = $1.00, and December 31, 2020 of US$1.2732 = $1.00, respectively.

(7)	66,667 Options vested on May 15, 2020 at an exercise price of US$1.50, 25,000 Options vested on December 7, 2020 at an exercise price of $6.74 per Share, 11,525 Options vested on December 12, 2020 at an exercise price of $20.52 and 21,301 Options vested on December 31, 2020 at an exercise price of $9.76 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on May 15, 2020 ($15.17), December 7, 2020 ($19.63), December 14, 2020 ($18.36), the first trading day after December 12, 2020, which was not a business day, and December 31, 2020 ($20.42), respectively. This figure is shown in US dollars and has been converted from Canadian dollars, where applicable, based on the daily exchange rate reported by the Bank of Canada on May 15, 2020 of US$1.4094 = $1.00, December 7, 2020 of US$1.2801 = $1.00, December 14, 2020 of US$1.2757 = $1.00, and December 31, 2020 of US$1.2732 = $1.00, respectively.

(8)	66,666 Options vested on July 16, 2020 at an exercise price of $9.01, 9,752 Options vested on December 12, 2020 at an exercise price of $20.52 and 19,364 Options vested on December 31, 2020 at an exercise price of $9.76 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on July 16, 2020 ($17.14), December 14, 2020 ($18.36), the first trading day after December 12, 2020, which was not a business day, and December 31, 2020 ($20.42), respectively. This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on July 16, 2020 of US$1.3543 = $1.00, December 14, 2020 of US$1.2757 = $1.00, and December 31, 2020 of US$1.2732 = $1.00, respectively.

Pension Plan Benefits

The Company does not have a defined benefit or a defined contribution pension plan.

Deferred Compensation Plans

The Company does not have a deferred compensation plan.

Termination and Change of Control Benefits

Each NEO is currently engaged under an employment agreement that provides for, among other things, a base salary (may be adjusted annually by the Board on the recommendation of the Compensation Committee), API and Share and/or Option based awards (as determined by the Board on the recommendation of the Compensation Committee), vacation time and extended benefits. Under the terms of each NEO’s employment agreement, their employment may be terminated as a result of (i) a “Change of Control”; (ii) termination without cause; (iii) termination for cause; (iv) retirement; (v) disability; and (iv) death.

A Change of Control, in general, occurs when the Company sells, transfers or otherwise disposes of all or substantially all (90% or more) of its assets, or any person or group of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding either acquire 50% or more of the outstanding Shares or sufficient Shares to replace the majority of the Board.

The Company’s obligation to compensate a NEO for a Change of Control will be triggered if both of the following events occur:

•	there is a Change of Control of Ero; and

•	the NEO is terminated without cause or resigns for “Good Reason” within 12 months of the Change of Control.

A NEO may resign for “Good Reason” within 12 months of a Change of Control, if the Company (i) reduces the NEO’s salary (except in certain limited circumstances); (ii) materially reduces the NEO’s duties, responsibilities, authority or status without the consent of the NEO; (iii) breaches or fails to observe any material provision of the NEO’s employment agreement; or (iv) takes any action that would be considered to amount to constructive dismissal by a court of competent jurisdiction.

Each NEO’s employment agreement also contains non-solicitation, non-competition, confidentiality and notice of resignation provisions which will apply on a termination of employment. Non-competition and non-solicitation restrictions apply for a period of one year from the date the executive’s employment ceases, and the confidentiality provisions apply, subject to certain exceptions, for an indefinite period of time following the termination of employment of an executive. A NEO may terminate their employment by giving not less than 120 days (in the case of the Executive Chairman and the CEO) or 60 days (in the case of all other NEOs) written notice of resignation.

The following table summarizes the compensation that would be payable to each NEO should their employment be terminated.

Termination Type	Severance	Bonus	Share Awards	Benefits
Termination Subsequent to Change of Control or Resignation for Good Reason within 12 Months of a Change in Control

Payment equal to 24 months’ salary

Prior to Makko DeFilippo’s promotion to President and Anthea Bath’s promotion to COO, effective January 4, 2021, their employment agreements provided for a payment equal to 12 months’ salary)

Lump sum payment equal to the most recent 3-year’s average bonus paid

All unvested Options and Share Units vest immediately

All vested Option are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is 90 days after the termination date

Vested Share Units have 30 days to be redeemed. In the event that Share Units are subject to satisfaction of any performance conditions, the Compensation Committee shall consider the extent of satisfaction of such performance conditions in determining the number of Share Units to be redeemed

Extension of executive benefits for 12 months following termination (to the extent permitted by the applicable benefit plan)
Termination without Cause

Payment equal to 12 months’ salary + 1 month of salary per year of service to an aggregate maximum of 24 months’ salary (pro-rated for partial years)

Prior to Makko DeFilippo’s promotion to President and Anthea Bath’s promotion to COO, effective January 4, 2021, their employment agreements provided for a payment equal to 6 months’ salary + 1 month of salary per year of service to an aggregate maximum of 12 months’ salary (pro rated for partial years)

None

All unvested Options or Share Units expire on the termination date

All vested Option are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is 60 days after the termination date

All vested Share Units will be redeemed on the termination date

Extension of executive benefits for 12 months following termination (to the extent permitted by the applicable benefit plan)

Prior to Makko DeFilippo’s promotion to President and Anthea Bath’s promotion to COO, effective January 4, 2021, their employment agreements provided for the extension of executive benefits for 6 months following termination (to the extent permitted by the applicable benefit plan)

Termination for Cause	None	None	All Options and Share Units expire on the termination date	None
Voluntary Resignation	None	None

All unvested Options or Share Units expire on the termination date

All vested Option are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is 60 days after the termination date

All vested Share Units will be redeemed on the termination date

None

Termination Type	Severance	Bonus	Share Awards	Benefits
Retirement	None	None

Options will continue to vest in normal course and vested Option are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is one (1) year after the termination date

Vested Share Units have 30 days to be redeemed

None
Disability	None	None

Options will continue to vest in normal course and vested Options are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is one (1) year after the termination date

Vested Share Units have 30 days to be redeemed

None
Death	None	None

All outstanding Options will vest immediately and are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is one (1) year after the termination date

All vested Share Units will be redeemed on the termination date

None

Estimated Incremental Payments on Termination

The following table sets forth the estimated incremental payments, payable and benefits that would be due to the NEOs under various termination scenarios, assuming a termination date of December 31, 2020.

	Christopher Noel Dunn	David Strang	Michel (Mike) Richard	Wayne Drier	Makko DeFilippo	Anthea Bath
Change of Control with Termination
Severance Base Payment (US$)(1)	1,072,000	1,072,000	740,000	680,000	340,000	260,000
Severance Bonus Payment (US$)	887,051	887,051	375,399	300,733	199,603	147,417
Stock Options (US$)(2)	324,162	324,162	302,543	283,796	350,389	622,089
Share Units (US$)(3)	1,171,032	1,171,032	484,889	447,484	318,538	281,133
Benefits (US$)	15,730	3,791	5,031	4,404	12,656	4,550
Total	3,469,975	3,458,036	1,907,862	1,716,417	1,221,186	1,315,189
Termination without Cause
Severance Base Payment (US$)(4)	714,667	714,667	493,333	448,610	280,971	183,294
Severance Bonus Payment (US$)	N/A	N/A	N/A	N/A	N/A	N/A
Stock Options (US$)	Nil	Nil	Nil	Nil	Nil	Nil
Share Units (US$)	Nil	Nil	Nil	Nil	Nil	Nil
Benefits (US$)	15,730	3,791	5,031	4,404	12,656	4,550
Total	730,397	718,458	498,364	453,014	293,627	188,718

	Christopher Noel Dunn	David Strang	Michel (Mike) Richard	Wayne Drier	Makko DeFilippo	Anthea Bath
Other Termination
Termination for Cause (US$)	Nil	Nil	Nil	Nil	Nil	Nil
Resignation (US$)	Nil	Nil	Nil	Nil	Nil	Nil
Retirement (US$)	Nil	Nil	Nil	Nil	Nil	Nil
Disability (US$)	Nil	Nil	Nil	Nil	Nil	Nil
Death (US$)(5)	324,162	324,162	302,543	283,796	350,389	622,089

Note:

(1)	Represents the severance base payment, which is equal to 24 months’ salary, except in the case of Mr. DeFilippo and Ms. Bath, whose employment agreements as at December 31, 2020 provided for a payment that is equal to 12 months’ salary. Effective January 4, 2020, Mr. DeFilippo was promoted from Vice President, Corporate Development to President of the Company and Ms. Bath was promoted from Vice President, Technical Services to COO of the Company, and their employment agreements with the Company have been amended to provide that their severance base payment shall be equal to 24 months’ salary.

(2)	Represents the value of unvested in-the-money Options as at December 31, 2020. All unvested Options will vest immediately upon a Change of Control with termination. The figures are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 31, 2020 ($20.42 or US$16.04 based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00).

(3)	PSUs were granted to each NEO on December 31, 2018, December 12, 2019 and December 17, 2020. The PSUs will vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions (see “Compensation Committee Decisions Relating to 2020 Compensation – Options and Share Based Awards” above). The figures in this row assume that upon a Change of Control with termination, the Board would consider that 100% of the PSUs granted on December 31, 2018 and December 12, 2019 vest on December 31, 2020, based on the closing price of the Shares on the TSX on December 31, 2020 ($20.42 or US$16.04 based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00) multiplied by the number of notional Shares underlying the PSUs assuming a payout multiple of 1.0. None of the PSUs granted on December 17, 2020 would vest as none of the performance conditions could be satisfied by December 31, 2020.

(4)	Represents the severance base payment, which is equal to 12 months’ salary, plus one month of salary per year of service to an aggregate maximum of 24 months’ salary (pro-rated for partial years), except in the case of Mr. DeFilippo and Ms. Bath, whose employment agreements as at December 31, 2020 provided for a payment that is equal to 6 months’ salary, plus one month of salary per year of service to an aggregate maximum of 12 months’ salary (pro-rated for partial years). Effective January 4, 2020, Mr. DeFilippo was promoted from Vice President, Corporate Development to President of the Company and Ms. Bath was promoted from Vice President, Technical Services to COO of the Company, and their employment agreements with the Company have been amended to provide that their severance base payment shall now be equal to 12 months’ salary, plus one month of salary per year of service to an aggregate maximum of 24 months’ salary (pro-rated for partial years). As the employment of Messrs. Drier and DeFilippo and Ms. Bath commenced on March 1, 2017, February 1, 2017 and July 16, 2018, respectively, their severance base payments have been pro-rated accordingly.

(5)	Represents the value of unvested in-the-money Options as at December 31, 2020. All unvested Options will vest immediately upon death. The figures are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 31, 2020 ($20.42 or US$16.04 based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00). No PSUs would vest on December 31, 2020.

Director Compensation

Compensation of directors has been determined by taking into consideration the size and stage of development of the Company and to achieve the objectives of retaining and attracting skilled, experienced and dedicated directors.

The Compensation Committee reviews our independent director compensation on an annual basis and recommends revisions to the compensation paid to our independent directors when warranted under the circumstances. In late 2019, Lane Caputo provided a review of market practices regarding independent director compensation, including a benchmarking exercise against the same peer group used to benchmark executive compensation, to assist the Compensation Committee in recommending a compensation structure for independent directors.

As senior officers, Messrs. Dunn and Strang did not and will not receive compensation for their service as directors and their compensation information is presented in the section relating to executive compensation above.

On December 12, 2019, a DSU Plan was established by the Board to promote a greater alignment of long-term interests between independent directors and shareholders of the Company, and to provide a compensation system for independent directors that, together with our other compensation mechanisms, is reflective of the responsibility, commitment and risks that accompany Board membership and the performance of the duties required of our directors. DSUs may be awarded by the Compensation Committee from time to time to provide independent directors with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs. In addition, independent directors may elect, once a year, to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment upon the independent director’s death, retirement or removal from the Board. Further information regarding the DSU Plan is provided below under the “Deferred Share Unit Plan”.

For 2020, our independent directors were compensated for their services as directors through a combination of an annual retainer fee and grant of Options and DSUs. Independent directors are not compensated based on performance. The 2020 annual retainers were as follows:

Director (Base)	US$	70,000
Lead Director	US$	30,000
Audit Committee Chair	US$	15,000
Compensation Committee Chair	US$	12,500
Nominating and Corporate Governance Committee Chair	US$	10,000
Environmental, Health, Safety and Sustainability Chair	US$	10,000

Retainers are paid quarterly and withholding taxes apply. In the event that an independent director elects to receive a portion or all of their annual retainer in the form of DSUs, such DSUs are issued quarterly as more particularly set out below under the “Deferred Share Unit Plan”. Our directors were also reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attending meetings and otherwise carrying out their duties as directors of the Company.

Historically, annual equity-based compensation of independent directors for a particular financial year (the “Compensation Year”) has been granted to such directors during early January of the following year (e.g., each independent director was granted 6,208 Options and 3,382 DSUs on January 2, 2020 as part of their 2019 compensation) as compared to the annual equity-based compensation of officers (including the NEOs), employees and consultants of the Company, which has been granted to such individuals during December of the Compensation Year. In late 2020, our Compensation Committee and Board decided that, going forward, annual equity-based compensation grants to independent directors would occur on the same date in December of the Compensation Year as the grant date of annual equity-based compensation of officers, employees and consultants. Accordingly, each independent director was granted 3,601 Options and 4,677 DSUs on December 17, 2020 as part of their 2020 compensation.

For 2021, our independent directors will be compensated for their services as directors through a combination of an annual retainer fee and annual equity-based compensation in the form of DSUs and Options, with at least 90% of equity grant values to be in the form of DSUs and no more than 10% of equity grant values to be in the form of Options. The schedule of annual retainer fees remains unchanged.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the independent directors of the Company during the financial year ended December 31, 2020.

Name	Fees earned (US$)(1)	Share- based awards (US$)		Option- based awards (US$)(2)		Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Lyle Braaten	80,000	60,966	(3)	40,104	(6)	N/A	N/A	Nil	271,892
		69,504	(4)	21,318	(7)
Steven Busby	Nil	60,966	(3)	40,104	(6)	N/A	N/A	Nil	272,447
		69,504	(4)	21,318	(7)
		80,556	(5)
Dr. Sally Eyre	35,000	60,966	(3)	40,104	(6)	N/A	N/A	Nil	262,134
		69,504	(4)	21,318	(7)
		35,243	(5)
Robert Getz	82,500	60,966	(3)	40,104	(6)	N/A	N/A	Nil	274,392
		69,504	(4)	21,318	(7)
Chantal Gosselin	Nil	60,966	(3)	40,104	(6)	N/A	N/A	Nil	262,369
		69,504	(4)	21,318	(7)
		70,477	(5)
John Wright	100,000	60,966	(3)	40,104	(6)	N/A	N/A	Nil	291,892
		69,504	(4)	21,318	(7)
Matthew Wubs	Nil	60,966	(3)	40,104	(6)	N/A	N/A	Nil	277,476
		69,504	(4)	21,318	(7)
		85,584	(5)

Note:

(1)	Represents retainer fees earned and paid in cash. Messrs. Braaten, Getz and Wright elected to receive 100% of their retainer fees earned in cash. Dr. Eyre elected to receive 50% of her retainer fees earned in the form of DSUs and Ms. Gosselin and Messrs. Busby and Wubs elected to receive 100% of their respective retainer fees earned in the form of DSUs, which are included in the Share-based awards column and more particularly described in footnote (5) below.

(2)	Represents the total grant date fair value of the Options granted and may not represent the amounts the recipient will actually realize from the award. The fair value of the Options has been estimated at the date of grant in accordance with IFRS accounting requirements using a Black-Scholes option pricing model and was determined based on various assumptions including share price volatility on the grant date taking into account the expected life of the Options, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date. Please see footnotes (6) and (7) below for the assumptions used for the grant of Options.

(3)	Represents the total grant date fair value of the DSUs granted and may not represent the amounts the recipient will actually realize from the award. On January 2, 2020, the Board approved the issuance of 3,382 DSUs to each independent director under the DSU Plan as part of their 2019 compensation, and based on a grant date fair value of C$23.42 per Share (US$18.03 per Share based on the daily exchange rate reported by the Bank of Canada on January 2, 2020 of US$1.2992 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date.

(4)	Represents the total grant date fair value of the DSUs granted and may not represent the amounts the recipient will actually realize from the award. On December 17, 2020, the Board approved the issuance of 4,677 DSUs to each independent director under the DSU Plan as part of their 2020 compensation, and based on a grant date fair value of C$18.90 per Share (US$14.86 per Share based on the daily exchange rate reported by the Bank of Canada on December 17, 2020 of US$1.2718 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date.

(5)	Represents the total grant date fair value of the DSUs granted to Dr. Eyre, Ms. Gosselin and Messrs. Busby and Wubs, as the case may be, in lieu of a portion or all of their respective retainers fees earned (each such director’s election set out in footnote (1) above) and may not represent the amounts the recipient will actually realize from the award. On March 31, 2020, Dr. Eyre, Ms. Gosselin and Messrs. Busby and Wubs received 1,122 DSUs, 2,243 DSUs, 2,564 DSUs and 2,724 DSUs, respectively, in lieu of a portion or all of their respective retainers fees earned (each such director’s election set out in footnote (1) above) earned during the first quarter of 2020, and based on a grant date fair value of C$11.30 per Share (US$7.97 per Share based on the daily exchange rate reported by the Bank of Canada on March 31, 2020 of US$1.4187 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On June 30, 2020, Dr. Eyre, Ms. Gosselin and Messrs. Busby and Wubs received 647 DSUs, 1,295 DSUs, 1,480 DSUs and 1,572 DSUs, respectively, in lieu of a portion or all of their respective retainers fees earned (each such director’s election set out in footnote (1) above) earned during the second quarter of 2020, and based on a grant date fair value of C$18.49 per Share (US$13.57 per Share based on the daily exchange rate reported by the Bank of Canada on June 30, 2020 of US$1.3628 = $1.00), which is the volume weighted average trading price of the Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days immediately preceding the grant date. On September 30, 2020, Dr. Eyre, Ms. Gosselin and Messrs. Busby and Wubs received 636 DSUs, 1,271 DSUs, 1,453 DSUs and 1,544 DSUs, respectively, in lieu of a portion or all of their respective retainers fees earned (each such director’s election set out in footnote (1) above) earned during the third quarter of 2020, and based on a grant date fair value of C$18.36 per Share (US$13.76 per Share based on the daily exchange rate reported by the Bank of Canada on September 30, 2020 of US$1.3339 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On December 31, 2020, Dr. Eyre, Ms. Gosselin and Messrs. Busby and Wubs received 553 DSUs, 1,106 DSUs, 1,264 DSUs and 1,343 DSUs, respectively, in lieu of a portion or all of their respective retainers fees earned (each such director’s election set out in footnote (1) above) earned during the fourth quarter of 2020, and based on a grant date fair value of C$20.20 per Share (US$15.87 per Share based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date.

(6)	On January 2, 2020, each independent director was granted 6,208 Options as part of their 2019 compensation, and at an exercise price of $23.42 per Share (US$18.03 per Share based on the daily exchange rate reported by the Bank of Canada on January 2, 2020 of US$1.2992 = $1.00), expiring on January 2, 2025. These Options have a grant date fair value of $8.39 each (US$6.46 per Share based on the daily exchange rate reported by the Bank of Canada on January 2, 2020 of US$1.2992 = $1.00) based on the following assumptions: risk-free interest rate of 1.63%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 50.59%; and, expected life of 3 years.

(7)	On December 17, 2020, each independent director was granted 3,601 Options as part of their 2020 compensation, and at an exercise price of $18.90 per Share (US$14.86 per Share based on the daily exchange rate reported by the Bank of Canada on December 17, 2020 of US$1.2718 = $1.00), expiring on December 17, 2025. These Options have a grant date fair value of $7.53 each (US$5.92 per Share based on the daily exchange rate reported by the Bank of Canada on December 17, 2020 of US$1.2718 = $1.00) based on the following assumptions: risk-free interest rate of 0.39%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 53.81%; and, expected life of 3 years.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all Option-based awards and Share-based awards outstanding for each independent director as at December 31, 2020.

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price (US$)(2)		Option Expiration Date	Value of Unexercised In-the- Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)(4)	Market or Payout Value of Share- Based Awards that Have Not Vested (US$)(5)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)
	30,000	5.29	(6)	December 7, 2022	322,388
	25,000	7.70	(7)	January 2, 2024	208,571
Lyle Braaten	6,208	18.39	(8)	January 2, 2025	Nil	8,059	129,266	Nil
	3,601	14.84	(9)	December 17, 2025	4,305
	30,000	5.29	(6)	December 7, 2022	322,388
	25,000	7.70	(7)	January 2, 2024	208,571
Steven Busby	6,208	18.39	(8)	January 2, 2025	Nil	14,820	237,713	Nil
	3,601	14.84	(9)	December 17, 2025	4,305
	20,000	16.56	(10)	August 15, 2024	Nil
Dr. Sally Eyre	6,208	18.39	(8)	January 2, 2025	Nil	11,017	176,713	Nil
	3,601	14.84	(9)	December 17, 2025	4,305
	24,000	8.05	(11)	June 19, 2023	191,746
Robert Getz	25,000	7.70	(7)	January 2, 2024	208,571	8,059	129,266	Nil
	6,208	18.39	(8)	January 2, 2025	Nil
	3,601	14.84	(9)	December 17, 2025	4,305
	20,000	16.56	(10)	August 15, 2024	Nil
Chantal Gosselin	6,208	18.39	(8)	January 2, 2025	Nil	13,974	224,143	Nil
	3,601	14.84	(9)	December 17, 2025	4,305
	30,000	5.29	(6)	December 7, 2022	322,388
John Wright	25,000	7.70	(7)	January 2, 2024	208,571	8,059	129,266	Nil
	6,208	18.39	(8)	January 2, 2025	Nil
	3,601	14.84	(9)	December 17, 2025	4,305
	30,000	5.29	(6)	December 7, 2022	322,388
Matthew Wubs	25,000	7.70	(7)	January 2, 2024	208,571	15,242	244,482	Nil
	6,208	18.39	(8)	January 2, 2025	Nil
	3,601	14.84	(9)	December 17, 2025	4,305

Note:

(1)	Class of securities underlying all Options is Shares. All Options granted to the independent directors are governed by the Stock Option Plan. The Options held by each independent director, in the amounts set out in this column, are fully vested.

(2)	Exercise price for the Options is equivalent to the “Fair Market Value”, as defined in the Stock Option Plan or the “Market Price” as defined in the TSX Company Manual, which currently means the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date.

(3)	The figures shown in this column are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 31, 2020 ($20.42 or US$16.04 based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00). The figures shown in this column do not represent the actual value the individual director would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.

(4)	Represents DSUs held by each independent director. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment upon the director’s death, retirement or removal from the Board.

(5)	The figures shown in this column are calculated based on the closing price of the Shares on the TSX on December 31, 2020 ($20.42 or US$16.04 based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00) multiplied by the number of notional Shares underlying the DSUs. The figures shown in this column do not represent the actual cash value the individual director would receive. The actual cash value will depend on the value of the Shares on the date of settlement.

(6)	These Options were granted in Canadian dollars (exercise price of $6.74) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00.

(7)	These Options were granted in Canadian dollars (exercise price of $9.80) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00.

(8)	These Options were granted in Canadian dollars (exercise price of $23.42) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00.

(9)	These Options were granted in Canadian dollars (exercise price of $18.90) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00.

(10)	These Options were granted in Canadian dollars (exercise price of $21.09) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00.

(11)	These Options were granted in Canadian dollars (exercise price of $10.25) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2020 of US$1.2732 = $1.00.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of incentive plan awards vested or earned by each independent director during the financial year ended December 31, 2020.

Name	Option-based awards – Value vested during the year (US$)		Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Lyle Braaten	526	(1)	Nil	N/A
	2,746	(2)
Steven Busby	526	(1)	Nil	N/A
	2,746	(2)
Dr. Sally Eyre	526	(1)	Nil	N/A
	Nil	(3)
	2,746	(2)
Robert Getz	526	(1)	Nil	N/A
	2,746	(2)
Chantal Gosselin	526	(1)	Nil	N/A
	Nil(3)
	2,746	(2)
John Wright	526	(1)	Nil	N/A
	2,746	(2)
Matthew Wubs	526	(1)	Nil	N/A
	2,746	(2)

Note:

(1)	Options granted to each independent director on January 2, 2020 as part of their 2019 compensation vested, in full, on the grant date. This figure represents the aggregate dollar value that would have been realized if the 6,208 Options granted on January 2, 2020 had been exercised on the vesting date, calculated based on the difference between the Option exercise price ($23.42 or US$18.03 based on the daily exchange rate reported by the Bank of Canada on January 2, 2020 of US$1.2992 = $1.00) and the closing price of the Shares on the TSX on the vesting date ($23.53 or US$18.11 based on the daily exchange rate reported by the Bank of Canada on January 2, 2020 of US$1.2992 = $1.00). The figure shown do not represent the actual value the individual director would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.

(2)	Options granted to each independent director on December 17, 2020 as part of their 2020 compensation vested, in full, on the grant date. This figure represents the aggregate dollar value that would have been realized if the 3,601 Options granted on December 17, 2020 had been exercised on the vesting date, calculated based on the difference between the Option exercise price ($18.90 or US$14.86 based on the daily exchange rate reported by the Bank of Canada on December 17, 2020 of US$1.2718 = $1.00) and the closing price of the Shares on the TSX on the vesting date ($19.87 or US$15.62 based on the daily exchange rate reported by the Bank of Canada on December 17, 2020 of US$1.2718 = $1.00). The figure shown do not represent the actual value the individual director would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.

(3)	Of the 20,000 Options granted to each of Dr. Eyre and Ms. Gosselin on August 15, 2019, 11,914 Options vested on the grant date and 8,086 Options vested upon receipt of approval by shareholders of the Company on May 7, 2020. The figure shown is Nil given the 8,086 Options being out of the money on the vesting date, and represents the aggregate dollar value that would have been realized if the 8,086 Options granted had been exercised on the vesting date, calculated based on the difference between the Option exercise price ($21.09 or US$15.05 based on the daily exchange rate reported by the Bank of Canada on May 7, 2020 of US$1.4015 = $1.00) and the closing price of the Shares on the TSX on the vesting date ($15.01 or US$10.71 based on the daily exchange rate reported by the Bank of Canada on May 7, 2020 of US$1.4015 = $1.00). The figure shown do not represent the actual value the individual director would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.

Deferred Share Unit Plan

On December 12, 2019, a DSU Plan was established by the Board as a component of our compensation for independent directors. Only independent directors are eligible to participate and to receive DSUs under the DSU Plan.

DSUs may be awarded by the Board from time to time to provide independent directors with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs.

In addition, independent directors may elect, once a year, to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant. The number of DSUs to be awarded to a participant under the DSU Plan is determined by dividing the portion of that participant’s annual cash remuneration by the fair market value of a Share on the last day of the quarter in which such portion of the annual cash remuneration was earned. For the purposes of the DSU Plan, fair market value of a Share is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the relevant date (or on any such other stock exchange, inter-dealer quotation network or other organized trading facility on which the Shares trade or are quoted from time to time). If the Shares are suspended from trading or have not traded on the TSX or another stock exchange, inter-dealer quotation network or other organized trading facility for an extended period, the fair market value of a Share will be determined by the Board in its sole discretion acting in good faith.

Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board. The settlement amount of each DSU is based on the fair market value of a Share on the DSU redemption date multiplied by the number of DSUs being redeemed.

In the event that a participant’s death, retirement or removal from the Board is concurrent with, or within twelve (12) months following, a “Change of Control” (as defined in the DSU Plan), the participant or his or her beneficiary, as the case may be, shall on such accelerated entitlement date receive a payment in cash of an aggregate amount equal to the greater of (a) the amount payable under the DSU Plan as prescribed in the above paragraph; and (b) the product of (i) the price attributed to the Shares in connection with the transaction resulting in the Change of Control (or the fair market value of a Share at the time of such transaction as determined by the Board in good faith if no Share price was in fact established for purposes of such transaction) multiplied by (ii) the number of DSUs being settled as of accelerated entitlement date. Any unvested DSUs will vest upon Change of Control.

In case of payment of dividends on the Shares, participants under the DSU Plan will receive the value of the dividend in the form of DSUs.

Share Ownership Requirement

Pursuant to the Share Ownership Policy adopted by the Board, each current and new independent director of the Company is required to beneficially own, control or direct, directly or indirectly, at least three times their annual base retainer fee in Shares, RSUs and/or DSUs within five years of their appointment. As at the date of this Circular, each independent director has achieved their respective Share ownership target. Please see “Share Ownership Policy” above for further details.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights		Weighted-average exercise price of outstanding Options, warrants and rights (US$)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders
Stock Option Plan	4,641,763		7.91	1,660,817	(2)
Share Unit Plan	727,761	(1)	N/A
Equity compensation plans not approved by securityholders	Nil		Nil	Nil
Total	5,369,524		7.91	1,660,817

Note:

(1)	The figure in the above table assumes that 100% of the PSUs granted (211,804 PSUs, 225,659 PSUs, 1,000 PSUs, and 289,298 granted on December 31, 2018, December 31, 2019, January 2, 2020 and December 17, 2020, respectively) will vest. The PSUs will vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. See “Compensation Committee Decisions Relating to 2020 Compensation – Options and Share Based Awards” above.

(2)	Based on the maximum number of Shares reserved for issuance under the Stock Option Plan and the Share Unit Plan of 7,030,341, representing 8% of the 87,879,261 Shares issued and outstanding as at December 31, 2020.

Annual Burn Rates of Security-Based Compensation Arrangements

In accordance with the requirements of the TSX, the following table sets forth the number of security-based compensation awards granted during the periods noted below and the annual burn rate of each security-based compensation arrangement:

	Stock Option Plan		Share Unit Plan			Total (Combined)
	Granted	Burn Rate(1)	Granted		Burn Rate(1)	Burn Rate
December 31, 2020	489,295	0.57%	290,298	(2)	0.34%	0.91%
December 31, 2019	635,228	0.75%	225,659	(2)	0.26%	1.01%
December 31, 2018	1,714,519	2.04%	215,288	(2)	0.26%	2.30%

Notes:

(1)	The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable fiscal year divided by the weighted average number of securities outstanding for the applicable fiscal year.

(2)	The figure in the above table assumes 100% vesting of the PSUs. The PSUs will vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. See “Compensation Committee Decisions Relating to 2020 Compensation – Options and Share Based Awards” above.

Pursuant to the TSX requirements, the DSU Plan is not considered a security-based compensation arrangement as the DSUs granted thereunder may only be settled by way of cash payment. See “Deferred Share Unit Plan” above.

Corporate Governance Practices

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or at meetings held as required. Frequency of meetings may be increased, and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s business and affairs at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Board

The Board currently consists of nine directors, seven of whom are independent based upon the test for director independence set out in NI 52-110. As such, the majority of Ero’s directors are independent. Lyle Braaten, Steven Busby, Dr. Sally Eyre, Robert Getz, Chantal Gosselin, John Wright and Matthew Wubs are the independent directors of the Company. Christopher Noel Dunn is the Executive Chairman of the Company and engages in the management of day-to-day operations of the Company. As such, Mr. Dunn is not an independent director. David Strang is the CEO of the Company and is not independent as a result.

As the Executive Chairman of the Board, Mr. Dunn is primarily responsible for the following functions in connection with the affairs of the Board: (i) providing leadership to foster the effectiveness of the Board; (ii) ensuring an effective relationship exists between the Board and senior management of the Company, that the appropriate committee structure is in place with regards to making recommendations for appointment to such committees, and that the directors receive the information required for the proper performance of their duties; (iii) chairing Board meetings, including stimulating debate, providing adequate time for discussion of issues, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded; (iv) chairing general meetings of shareholders; (v) together with the Nominating and Corporate Governance Committee, ensuring that an appropriate system is in place to evaluate the performance of the Board as a whole, the Board’s committees and individual directors; (vi) consulting with the Nominating and Corporate Governance Committee on candidates for nomination or appointment to the Board; (vii) working with the CEO of the Company to ensure that the Board is provided with the resources to permit it to carry out its responsibilities and raising any issues that are preventing the Board from being able to carry out its responsibilities; and (viii) assisting the CEO in fulfilling his responsibilities, as necessary.

As the Executive Chairman is not an independent director, the Board has appointed John Wright as the Lead Director. The Lead Director facilitates the functioning of the Board independently of the Company’s management and provides independent leadership to the Board by: (i) ensuring that the Board functions independently of management and other non-independent directors; (ii) fostering the effectiveness of the Board; (iii) working with the Executive Chairman to ensure that the appropriate committee structure is in place and assisting the Nominating and Corporate Governance Committee in making recommendations for appointment to such committees; (iv) suggesting items of importance for consideration on the agenda for each Board meeting; (v) in the absence of the Executive Chairman, chairing Board meetings, including stimulating debate, providing adequate time for discussion of issues, encouraging full participation and discussions and confirming that clarity regarding decision-making is reached and accurately recorded; (vi) chairing each Board meeting at which only independent directors are present; (vii) as may be required, consulting and meeting with any or all independent directors and representing such directors in discussions with management of the Company; (viii) providing recommendations and advice to the Nominating and Corporate Governance Committee on candidates for nomination or appointment to the Board; (ix) recommending, where necessary, the holding of special meetings of the Board; and (x) working with the Executive Chairman and the CEO to ensure that the Board is provided with the resources to permit it to carry out its responsibilities and raising any issues that are preventing the Board from being able to do so.

Inter-locking Directorships

The following table lists the directors of the Company who serve on boards of directors of other reporting issuers (or the equivalent) and the identities of such reporting issuers (or the equivalent). Except as set out below, none of our directors currently serve together on the board of directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions.

Name of Director	Reporting Issuers (or the Equivalent)

Lyle Braaten	Lumina Gold Corp. Luminex Resources Corp.

Dr. Sally Eyre	Adventus Mining Corporation Centamin plc Equinox Gold Corp.

Robert Getz	Haynes International, Inc. Techtronic Industries Company Limited

Chantal Gosselin	Lundin Gold Inc. Wheaton Precious Metals Corp.

John Wright	Luminex Resources Corp. SilverCrest Metals Inc.

Matthew Wubs	Westland Insurance Group Ltd. (private)

Board Meetings

The Executive Chairman is primarily responsible for the agenda and for supervising the conduct of each meeting of the Board. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for the meeting. Materials for each meeting are distributed to the Board in advance of the meeting via a secure online Board portal.

The following table sets out the attendance record of each director for all Board meetings and meetings of the committees of the Board of which they were members during the financial year ended December 31, 2020.

Director	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Environmental, Health, Safety and Sustainability Committee
	6 meetings	4 meetings	6 meetings	4 meetings	5 meetings
Christopher Noel Dunn	6 of 6	-	-	-	-
David Strang	6 of 6	-	-	-	-
Lyle Braaten	6 of 6	4 of 4	-	4 of 4	-
Steven Busby	6 of 6	-	-	4 of 4	5 of 5
Dr. Sally Eyre	6 of 6	-	6 of 6	4 of 4	-
Robert Getz	6 of 6	-	6 of 6	4 of 4	-
Chantal Gosselin	6 of 6	4 of 4	-	-	5 of 5
John Wright	6 of 6	4 of 4	-	-	5 of 5
Matthew Wubs	6 of 6	4 of 4	6 of 6	-	-

Meetings of Independent Directors

Our Board encourages open and candid discussion amongst its independent director and as such, the independent directors meet in-camera (privately) during each Board meeting without non-independent directors and members of management in attendance. During the financial year ended December 31, 2020, the independent directors met in-camera during all six Board meetings. In addition, the Audit Committee regularly holds in-camera sessions with our auditors or amongst themselves. Independent directors sitting on other committees of the Board also hold in-camera sessions on an ad-hoc basis.

Majority Voting Policy

The Company has adopted a Majority Voting Policy. Pursuant to the provisions of the Majority Voting Policy, a nominee for election as a director of the Company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders shall offer to tender his or her resignation to the Executive Chairman of the Board promptly following the meeting of shareholders at which the director was elected. The Nominating and Corporate Governance Committee will promptly consider such offer and make a recommendation to the Board whether to accept it or not. The Board will promptly accept the resignation unless it determines that there are exceptional circumstances. The Board shall act on the Nominating and Corporate Governance Committee’s recommendation in respect of a resignation tendered pursuant to the Majority Voting Policy within 90 days following the date of the applicable election and shall promptly disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for rejecting the resignation offer, if applicable. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Nominating and Corporate Governance Committee at which the resignation is considered. The Majority Voting Policy will not apply to contested meetings at which the number of directors nominated for election is greater than the number of seats available on the Board. The full text of the Majority Voting Policy is available on our website at www.erocopper.com.

Board Mandate

Our Board is responsible for the supervision of the management of the business and affairs of the Company. In discharging its mandate, the Board is primarily responsible, either directly or through committees of the Board and the Executive Chairman of the Board, for the oversight of, among other things, the following matters:

•	the strategic planning process of the Company;

•	the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

•	succession planning, including appointing, training and monitoring the Company’s executive officers;

•	a culture of integrity of the Company and its executive officers;

•	a disclosure policy for the Company to facilitate communications with investors and other interested parties;

•	the Company’s approach to corporate governance and director independence standards and the appointment of a Lead Director;

•	ethical behavior of the directors, officers and employees of the Company; and

•	the composition and organization of the Board, including the number, qualifications and remuneration of directors.

The Board may at any time retain and terminate external legal counsel, consultants or other advisors at the expense of the Company to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors.

The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Environmental, Health, Safety and Sustainability Committee, and the Nominating and Corporate Governance Committee.

The full text of the Board of Directors Mandate setting out the Board’s mandate and responsibilities and the duties of its members is attached to this Circular as Appendix “A”.

Position Descriptions

The Board has developed written position descriptions for the Executive Chairman, the Chair of each committee of the Board, the Lead Director of the Board and the CEO. A copy of each position description is available on our website at www.erocopper.com.

Orientation and Continuing Education

We recognize the importance of continuing education for directors and as such, directors are encouraged to (i) communicate with management and auditors; (ii) introduce topics of discussion that they feel are of particular importance to the Board and request presentations or additional training by management or external advisors; (iii) keep themselves current with industry trends and developments and changes in legislation with management’s assistance; (iii) attend related industry seminars, conferences, and continuing education programs that are of interest and of relevance to their position as directors, such as environmental, social and governance matters, financial and accounting practices and corporate ethics, and the Nominating and Corporate Governance Committee is responsible for arranging funding for such attendance; and (iv) visit the Company’s operations. Directors have been and will continue to be given tours of our operations. Subject to prevailing COVID-19 conditions and travel restrictions, we intend to schedule at least one visit to the MCSA Mining Complex and the NX Gold Property during 2021.

During 2020, we held continuing education sessions for our directors which focused on providing more in-depth information about the key aspects of our business, including risks and opportunities. The Board and its committees received a number of presentations in 2020 on topics including the Company’s COVID-19 mitigation measures; evolving environmental, social and governance requirements; amendments to Brazilian legislation and regulations, including the Mining Code and National Dams Safety Policy, regarding the construction and management of tailings dams; equity-based compensation programs; mine plan geology, mining, milling and mine site safety; community-based initiatives and programs; and new audit standards.

All directors are provided with monthly reports regarding our business and operations, and at each quarterly Board meeting, the directors meet with management on topics including short, medium and long-term corporate objectives, strategic risk and mitigation strategies and strategic planning, and receive an update on strategic issues or challenges, risks, our performance, budget, schedule and any trends which may influence or change our planned development and operations.

We use a secure online Board portal to provide and assist in the flow of information to our Board, including meeting materials. All of our codes, charters, mandates and policies are also contained in the Board portal, together with other resources and reports, to enable our directors to perform more effectively.

Board members and management have access to corporate director education programs which offer courses on topics such as strategic direction and risks, financial strategy, audit committee effectiveness, risks and disclosure, human resource and compensation committee performance and enterprise risk oversight.

New members of the Board are provided with an orientation that covers our strategy, business and operations and have access to the other Board members and multiple layers of our management team. New members are also given access to our secure online Board portal to access historic Board and committee meeting materials and monthly management reports as well as our codes, charters, mandates, policies, and other resources and reports.

Each new director participates in the Company’s initial orientation program and each director participates in the Company’s continuing director development programs, both of which are reviewed annually by the Nominating and Corporate Governance Committee.

Director Assessment

The Nominating and Corporate Governance Committee is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Board as a whole, the individual committees of the Board, and the individual members of the Board and such committees with a view of ensuring that they are fulfilling their respective responsibilities and duties. In connection with such evaluations, each director is required to provide his or her assessment of the effectiveness of the Board and each committee as well as the performance of the individual directors, annually. Such evaluations take into account the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant facts. The Chairman of the Nominating and Corporate Governance Committee meets with each director to review and discuss their assessment and then reports on the meetings to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee then makes a final report to the Board and recommends improvements to be adopted and implemented.

Director Term Limits and Other Mechanisms for Board Renewal

The Company has not adopted term limits for the directors on its Board or other formal mechanisms for Board renewal. The Company believes that the Board has the appropriate level of continuity and renewal without imposing formal mechanisms, particularly term limits or director retirement requirements. In addition, the Company believes that the imposition of director term limits or director retirement requirements may discount the value of experience and continuity amongst Board members and runs the risk of excluding experienced and valuable candidates for Board membership.

The Nominating and Corporate Governance Committee is responsible for developing and updating the long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of the Board members, retirement dates and the strategic direction of the Company. In addition, the Nominating and Corporate Governance Committee, as and when required from time to time, recruits and identifies individuals qualified to become new Board members and makes recommendations to the Board regarding new director nominees. In making such recommendations, the Nominating and Corporate Governance Committee will consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, for each existing director to possess, and for a new nominee to bring to the boardroom. In this respect, through the Nominating and Corporate Governance Committee and the annual Board assessment process, the Board is able to consider the contribution of current Board members and the skills and experience necessary for an effective and efficient Board and recommends changes to best meet those needs.

Diversity

Our business spans Canada, the United States of America and Brazil, and this geographic breadth is further complemented by our regional and local diversity at our operations in Brazil. As such, we enjoy a multi-faceted and multi-cultural work force that brings a wide array of experience, skills, background, culture and heritage to our business.

We believe that diversity celebrates all of the varied characteristics that make individuals unique from one another, whether that be gender (including gender identity and expression), education, religion, ethnicity, race, nationality, culture, language, aboriginal or indigenous status and other ethnic distinctions, sexual orientation, political affiliation, family and marital status, age or disability. We recognize and embrace the benefits of having a diverse workforce. Diversity is important to ensure that our workforce has the necessary range of perspectives, experience and expertise required to achieve our corporate objectives and deliver for our stakeholders. We believe that diversity mitigates the risk of group think, ensures that Ero Copper has the opportunity to benefit from all available talent and enhances, among other things, its organizational strength, problem-solving ability and opportunity for innovation.

Like our business as a whole, we also consider it important to have diversity amongst our Board and senior management team, and we have adopted a Diversity Policy to reinforce this commitment. We are committed to a merit-based system for the composition of our Board and senior management team, within a diverse and inclusive culture that solicits multiple perspectives and views, free of conscious or unconscious bias and discrimination. The Diversity Policy provides a framework within which the Nominating and Corporate Governance Committee, the Executive Chairman and the CEO will consider the principle of diversity, including gender diversity, when reviewing and considering the appointment of candidates for Board and senior management positions. While appointments will be primarily merit-based in order to ensure that the composition of the Board and the senior management team will ultimately reflect the particular skills, knowledge and experience that are required to effectively run our business, due consideration will also be given to the present level of diversity, including gender diversity, within the leadership of the Company and the positive impact that further diversity might have on our business.

When identifying and considering the selection of candidates for appointment or nomination for election to the Board, the Nomination and Corporate Governance Committee will consider diversity criteria when determining the composition of the Board; review potential candidates from a variety of backgrounds and perspectives, with the Company’s diversity objectives in mind; ensure that appropriate efforts are made to include women in the list of candidates being considered for a Board position; and, in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates, to help achieve the Company’s diversity objectives.

When reviewing and considering the appointment of candidates for senior management positions, the Nomination and Corporate Governance Committee, the Executive Chairman and the CEO will consider diversity criteria when determining the composition of senior management; review potential candidates from a variety of backgrounds and perspectives, with the Company’s diversity objectives in mind; ensure that appropriate efforts are made to include women in the list of candidates being considered for a senior management position; and, in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates, to help achieve the Company’s diversity objectives.

No specific diversity targets have been set at this time, including gender diversity, on the Board or in senior management positions, as potential candidates are evaluated based on their individual merits and experiences while taking into account the needs of the Company.

As at the date of this Circular, two of nine (22.2%) directors on the Board are women (two of seven (28.6%) independent directors on the Board are women). None of the directors on the Board self-identify as an Aboriginal person (as defined under the Employment Equity Act (Canada)), a person with a disability or a member of a visible minority. On the senior management team, two of eleven (18.2%) members are women, three of eleven (27.3%) members self-identify as a member of a visible minority, and no member self-identifies as an Aboriginal person or a person with a disability.

In Brazil, approximately 99.8% of our employees are sourced locally or within Brazil. Women make up approximately 10% of our employees, with approximately 11% of management level roles held by women. We are also required to reserve 5% of the positions at our operations in Brazil for persons with disabilities.

The Nominating and Corporate Governance Committee will conduct a review of the Diversity Policy at least annually and will report to the Board annually on the Company’s adherence to this policy. In connection with such review, the Nominating and Corporate Governance Committee will consider the effectiveness of the Company’s approach to diversity and will recommend to the Board any changes that it thinks appropriate.

A copy of the Diversity Policy is available on our website at www.erocopper.com.

Succession Planning

The Company has short-term contingency plans and longer-term succession plans for its executive management team. The Board is responsible for: (i) ensuring Ero has an orderly succession plan for the Lead Director, Executive Chairman and the CEO; (ii) reviewing the succession plan for the executive management team that the Executive Chairman and the CEO manage; and (iii) ensuring the succession plan includes a process for responding to an emergency situation that requires an immediate replacement of the Lead Director, Executive Chairman, the CEO, or any other member of the executive management, or a replacement of any combination of these roles.

To assist the Board, the Executive Chairman and the CEO review succession planning for each executive management position on an ongoing basis and share their views with the Board from time to time. The Executive Chairman and the CEO consider Ero’s future business strategy, the core skills and experience required to carry out the strategy, gender balance and the abilities of each individual when identifying potential successors for advancement to more senior roles.

The Board discusses the management succession plans, which identify potential short- and longer-term successors to the Lead Director, Executive Chairman, the CEO and potentially other executive management positions.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics of the Company (the “Code”) for the directors, officers, employees and consultants of the Company and its subsidiaries. All new employees must read the Code when hired and acknowledge that they will abide by the Code.

The Nominating and Corporate Governance Committee, together with the Board, is responsible for monitoring compliance with the Code. In accordance with the Code, directors, officers, employees and consultants of the Company and its subsidiaries should raise questions regarding the application of any requirement under the Code, and report a possible violation of a law or the Code, promptly to their superior or manager. If reporting a concern or complaint to a superior or manager is not possible or advisable, or if reporting it to such person does not resolve the matter, the matter should be addressed with the CFO of the Company.

The Nominating and Corporate Governance Committee monitors compliance with the Code by, among other things, obtaining reports from the Executive Chairman and the CEO regarding breaches of the Code and reporting such breaches to the Board. The Nominating and Corporate Governance Committee also reviews investigations and any resolutions of complaints received under the Code, and reports annually to the Board thereon. In turn, the Board reviews such reports from the Nominating and Corporate Governance Committee as well as reports relating to compliance with, or material deficiencies from, the Code and approves changes it considers appropriate, at least annually. The Code is available on our website at www.erocopper.com or under our profile on SEDAR at www.sedar.com.

The Board takes steps to ensure that directors, officers and other employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or other employee of the Company has a material interest, which include ensuring that directors, officers and other employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from their superior or manager or the CFO regarding any potential conflicts of interest.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and other employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

In addition to the Code, the Board has adopted a Supplier Code of Conduct, which sets out the core values that each supplier of the Company is expected to respect and abide by at all times, including (i) adhering to all applicable laws and regulations of the countries and regions where they conduct business, including laws protective of human rights, worker health and safety, and the environment; (ii) conducting their business ethically and not engaging, directly or indirectly, in unethical or illegal practices; (iii) adhering to the Company’s Anti-Corruption Policy (discussed below), and with all applicable anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada); (iv) adhering to the Company’s Global Human Rights Policy and Corporate Social Responsibility Policy (discussed below) in all of their dealings with workers, community members and others affected by their activities while providing services to the Company; (v) adhering to the Company’s Environmental Policy (discussed below), Health and Safety Policy (discussed below) and all other site-specific environmental, health and safety practices and procedures that apply to their activities; (vi) keeping all of Ero’s information, to which they have access, in strict confidence and only use such information for the purposes of performing services for the Company; and (v) maintaining books, accounts and records (all of which must be made available to Ero, upon request) that properly, fairly and accurately record and report all transactions related, directly or indirectly, to their agreement with the Company. The Supplier Code of Conduct is available on our website at www.erocopper.com or under our profile on SEDAR at www.sedar.com.

The Board has also adopted a Whistleblowing Policy for individuals to report complaints and concerns regarding, among other things, violations of the Code. As well, the Board has adopted an Anti-Corruption Policy which requires that directors, officers, other employees and contractors of the Company conduct business in a manner that does not contravene anti-bribery and anti-corruption laws that apply to the Company, including the Criminal Code (Canada) and Corruption of Foreign Public Officials Act (Canada). The Lead Director and the Audit Committee or a designated member thereof are responsible for monitoring compliance with these policies, although employees may approach the Company’s external legal counsel if preferred for concerns under the Anti-Corruption Policy. A copy of the Whistleblower Policy and the Anti-Corruption Policy is available on our website at www.erocopper.com.

Nominating and Corporate Governance Committee

Pursuant to the Nominating and Corporate Governance Committee’s mandate, the committee shall be comprised of at least three directors, all of whom shall be independent directors within the meaning of NI 52-110. The committee is currently comprised of Lyle Braaten (Chair), Steven Busby, Dr. Sally Eyre and Robert Getz, all of whom are independent directors.

The Nominating and Corporate Governance Committee, in consultation with the Executive Chairman and the CEO, is responsible for recruiting and identifying individuals qualified to become new Board members and making recommendations to the Board regarding new director nominees, as and when required from time to time. Further, the Nominating and Corporate Governance Committee is responsible for recommending to the Board the individual director appointments to each Board committee, annually or as required. In making such recommendations, the Nominating and Corporate Governance Committee will consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, for each existing director to possess, and for a new nominee to bring to the boardroom. The Nominating and Corporate Governance Committee may also recommend for approval by the Board the removal of a director from the Board or a committee thereof if he or she is no longer qualified to serve as a director under applicable requirement or any other appropriate reason.

In addition, the Nominating and Corporate Governance Committee has been delegated the responsibility of, among other things: (i) making recommendations to the Board regarding director remuneration; (ii) establishing an appropriate system to evaluate the effectiveness of the Board, as a whole, as well as its committees (see “Director Assessment” above); (iii) monitoring conflicts of interest of both the Board and management; (iv) conducting periodic reviews of the Company’s corporate governance policies and making policy recommendations aimed at enhancing Board and committee effectiveness; (v) annually reviewing the Board and committee mandates and position descriptions of the Executive Chairman, the CEO, the Lead Director and each committee Chair, and recommending to the Board that necessary changes be made; (vi) reviewing and recommending to the Board the appropriate structure, size, composition, mandate and members for Board committees, and the procedures to ensure that the Board and its committees function independently of management; (vii) providing the Board with updates on developments in corporate governance; (viii) conducting periodic reviews of the relationship between management and the Board; (ix) reviewing, monitoring and making recommendations regarding new director orientation and ongoing development of existing directors; and, (x) reviewing reports from the Executive Chairman and the CEO regarding breaches of the Code and Supplier Code of Conduct, and investigations and resolutions of complaints received under the Code and Supplier Code of Conduct, and reporting to the Board thereon. The full text of the Nominating and Corporate Governance Committee’s mandate is available on our website at www.erocopper.com.

The Nominating and Corporate Governance Committee also assists the Board in its oversight of our Global Human Rights Policy, which apply to each director, officer, employee and any third party, such as consultant, supplier, vendor, security provider or other business partner, representing or providing services for or on behalf of Ero Copper or any of its subsidiaries. The policy, among other things, outlines the following commitments of the Company: (i) adhering to all applicable human rights laws and regulations of the countries and regions where the Company conducts its business; (ii) providing a safe and healthy workplace that is free from violence, harassment, intimidation, and discrimination on the basis of race, colour, creed, age, gender (including gender identity and expression), language, national or social origin, family or marital status, sexual orientation, disability, religious, political or other opinion, union affiliation or other basis prohibited by law; (iii) respecting workers’ rights, including freedom of peaceful assembly and association, and engagement in collective bargaining consistent with the relevant conventions on that subject; (iv) seeking to avoid or minimize causing or contributing to adverse human rights impacts through its activities, addressing such impacts if they occur, and engaging in processes to mitigate those impacts; (v) maintaining operational-level grievance mechanisms to report and address any actual or potential adverse impacts or risks on human rights; (vi) engaging in meaningful dialogue, promoting participation and fostering inclusion with potentially affected groups and other stakeholders, including women, children and minority groups; (vii) obtain land access rights and conduct land acquisitions in an appropriate and timely manner to ensure that physical and economic displacement impacts on affected people, if any, are avoided or minimized where possible, and appropriately mitigated when they occur in a manner that fosters trust and mutual respect; (viii) acting with transparency and avoiding knowingly being complicit in activities that cause, or are likely to cause, adverse impacts or risks to human rights; (ix) not engaging in the use of forced, compulsory or child labour; and, (x) respecting and not interfering with anyone who acts to promote or protect human rights through peaceful and lawful means. The full text of the Global Human Rights Policy is available on our website at www.erocopper.com.

The Nominating and Corporate Governance Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, at the expense of the Company.

Compensation Committee

Pursuant to the Compensation Committee’s mandate, the committee shall be comprised of at least three directors, all of whom shall be independent directors within the meaning of NI 52-110. The committee is currently comprised of Robert Getz (Chair), Dr. Sally Eyre and Matthew Wubs, all of whom are independent directors.

The Compensation Committee is responsible for determining and making recommendations with respect to all forms of compensation to be granted to the Executive Chairman and the CEO and reviewing the Executive Chairman’s and the CEO’s recommendations respecting compensation of the other senior executive offices of the Company. In particular, the Compensation Committee is responsible for, among other things: (i) reviewing and approving corporate goals and objectives relevant to compensation of the Executive Chairman and the CEO, evaluating their performance in light of such corporate goals and objectives, and making recommendations to the Board with respect to their compensation levels based on such evaluation; (ii) reviewing recommendations from the Executive Chairman and the CEO regarding the appointment, compensation and other terms of employment of the President, CFO, CGO, COO, and other officers, and making recommendations to the Board regarding the same; (iii) preparing and submitting to the Board at least annually a report on human resource matters of the Company; (iv) administering and interpreting the Company’s security based compensation arrangements and its policies respecting the grant of Options, Share Units or sale of Shares thereunder, and DSUs, and reviewing and approving grants of Options, Share Units, DSUs and terms thereof; (v) periodically reviewing the terms of the Company’s executive compensation programs to determine if they are properly coordinated and achieving their desired purpose; (vi) overseeing the Company’s compliance with any rules promulgated by a regulatory body prohibiting loans to officers and directors of the Company; and, (vii) reviewing and assessing the adequacy of its mandate at least annual. The full text of the Compensation Committee’s mandate is available on our website at www.erocopper.com.

Please see “Statement of Executive and Director Compensation” above, which summarizes, among other things, the process by which the Compensation Committee and Board determine compensation for the Company’s directors and executives.

The Compensation Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, including a compensation consultant, at the expense of the Company. Any other work or services performed by such compensation consultant at the request of management must, however, be pre-approved by the Compensation Committee.

Audit Committee

Pursuant to the Audit Committee’s mandate, the committee shall be comprised of at least three directors, all of whom shall be independent directors and financially literate, in each case within the meaning of NI 52-110. The committee is currently comprised of Matthew Wubs (Chair), Lyle Braaten, Chantal Gosselin and John Wright, all of whom are independent directors and financially literate.

Each of the members of the Audit Committee has extensive education and experience relevant to the performance of their responsibilities as members of the Audit Committee.

•	Matthew Wubs graduated with a B.A. from the University of British Columbia in 1992 and has been a Chartered Professional Accountant since 1996. Mr. Wubs is a director of Westland Insurance Group Ltd., one of the largest private insurance brokerage operations in Canada. Westland directly manages approximately $1.4 billion in premium volume through its brokerage, insurance company and wholesale operations. Prior to joining Westland’s board on January 1, 2020, Mr. Wubs was the Co-Chief Executive Officer of Westland from January 2016 to December 2019 and was responsible for oversight of insurance, reinsurance, risk management, finance and M&A. He joined Westland in the role of Controller in 1997, and thereafter held the position of Chief Financial Officer from January 2002 until December 2015. Previous to Westland, he held a consulting role in Management Information Systems at International Forest Products Ltd. and obtained his Chartered Professional Accountant designation while working at Deloitte LLP. Mr. Wubs has been a member of Westland’s audit committee for 13 years.

•	Lyle Braaten graduated with a B.Sc. from the University of Calgary in 1986 and an LL.B. from the University of British Columbia in 1989. He has been the President and Chief Executive Officer of Miedzi Copper Corp. since March 2012, the Vice President, Legal Counsel and a director of Lumina Gold Corp. since June 2014 and the Vice President, Legal Counsel and a director of Luminex Resources Corp. since August 2018. He was the General Counsel of Magma Energy Corp. from June 2008 to May 2011 when it acquired Plutonic Power Corp. and changed its name to Alterra Power Corp. Prior to joining Magma, he was involved in the management of a mid-sized law firm and served as its Managing Director from 2001 to 2008 with overall responsibility for the oversight of the firm’s financial results and reporting. He has been an audit committee member of Lumina Gold Corp. since July 2014 and has at least six years’ experience in audit committee positions. Mr. Braaten is a member of the Law Societies of British Columbia and the Yukon.

•	Ms. Gosselin is an experienced corporate board member with 30 years of combined experience in mining operations and capital markets. Her involvement in the financial markets range from asset management to sell side analyst. She recently held positions as Vice President and Portfolio Manager at Goodman Investment Counsel and Senior Mining Analyst at Sun Valley Gold LLP, along with various analyst positions earlier in her career. Ms. Gosselin has also held various mine-site management positions in Canada, Peru and Nicaragua, giving her firsthand experience in underground and open pit mine development and production in diverse cultural and social environments. Ms. Gosselin has a Masters of Business Administration from Concordia University and a Bachelor of Science (Mining Engineering) from Laval University and has completed the Institute of Corporate Director program. She currently serves as a director and member of the audit committee of Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) and Lundin Gold Inc. Ms. Gosselin formerly served as a director and a member of the audit committee of Peregrine Metals Ltd. from 2008 to October 2011 and Capstone Mining Corp. from 2010 to November 2016. Ms. Gosselin has at least 13 years of experience in audit committee positions.

•	John Wright was a co-founder, and former Director, President and Chief Operating Officer of Pan American Silver Corp. Mr. Wright was also the co-founder of Equinox Resources. Previously, he spent 10 years with Teck Cominco where he worked at the Trail Smelter operations and later participated in the management of the feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell Mines. Mr. Wright is a director of SilverCrest Metals Inc. and Luminex Resources Corp. and a former director of Bitterroot Resources Ltd., Lumina Copper Corp., Northern Peru Copper Corp., Global Copper Corp. and Regalito Copper Corp. Mr. Wright has been involved in multiple asset purchases and sales and the accounting associated therewith. Mr. Wright was an audit committee member of Northern Peru Copper Corp. and Regalito Copper Corp. and has at least nine years’ experience in audit committee positions. Mr. Wright is a Member of the Canadian Institute of Mining and Metallurgy and has a P.Eng. designation from the Association of Professional Engineers and Geoscientists of British Columbia.

The Audit Committee provides assistance to the Board in fulfilling its obligations relating to the integrity of the internal financial controls and financial reporting of the Company. The external auditor of the Company reports directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities include: (i) reviewing and reporting to the Board on the annual audited financial statements (including the auditor’s report thereon) and unaudited interim financial statements and any related management’s discussion and analysis, and other financial disclosure related thereto that may be required to be reviewed by the Audit Committee pursuant to applicable legal and regulatory requirements; (ii) reviewing material changes in accounting policies and significant changes in accounting practices and their impact on the financial statements; (iii) overseeing the audit function, including engaging in required discussions with the Company’s external auditor and reviewing a summary of the annual audit plan at least annually, overseeing the independence of the Company’s external auditor, overseeing the Company’s internal auditor, and pre-approving any non-audit services to the Company; (iv) reviewing and discussing with management the appointment of key financial executives and recommending qualified candidates to the Board; (v) reviewing with management and the Company’s external auditor, at least annually, the integrity of the internal controls over financial reporting and disclosure, including the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions; (vi) reviewing management reports related to legal or compliance matters that may have a material impact on the Company and the effectiveness of the Company’s compliance policies; and, (vii) establishing whistleblowing procedures and investigating any complaints or concerns it deems necessary.

The Audit Committee’s mandate requires that the Audit Committee pre-approve any retainer of the external auditor of the Company to provide any non-audit services to the Company that it deems advisable in accordance with applicable legal and regulatory requirements and policies and procedures of the Board. The Audit Committee is permitted to delegate pre-approval authority to one of its members; however, the decision of any member of the Audit Committee to whom such authority has been delegated must be presented to the full Audit Committee at its next scheduled meeting. The full text of the Audit Committee’s mandate is available on our website at www.erocopper.com.

The Audit Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, at the expense of the Company.

Additional information regarding the Audit Committee is contained in our Annual Information Form for the year ended December 31, 2020 and dated March 16, 2020 (the “AIF”) under the heading “Audit Committee” and “Appendix A – Audit Committee Charter” The AIF is available on our website at www.erocopper.com or under our profile on SEDAR at www.sedar.com.

Environmental, Health, Safety and Sustainability Committee

Pursuant to the Environmental, Health, Safety and Sustainability Committee’s mandate, the committee shall be comprised of at least three directors, all of whom shall be independent directors within the meaning of NI 52-110. The committee is currently comprised of Steven Busby (Chair), Chantal Gosselin and John Wright, all of whom are independent directors.

The Environmental, Health, Safety and Sustainability Committee assists the Board in fulfilling its oversight responsibilities in respect of development, implementation and monitoring of the Company’s health, safety, environment and sustainability policies. In particular, the Environmental, Health, Safety and Sustainability Committee is responsible for, among other things: (i) providing oversight with respect to management’s periodic review, evaluation and development, where necessary, of policies, practices and standards of performance that meet or exceed legal and regulatory requirements and industry standards in the areas of health, safety, sustainability and environmental stewardship; (ii) periodically reviewing, with management, the risks and opportunities associated with health and safety; environmental matters including water, waste, biodiversity and air quality management as well as emissions and climate change; corporate social responsibility matters including engagement with host communities; and related matters, and reviewing management’s recommendations regarding the adoption of appropriate programs and procedures to address such risk and opportunities or, if required, make such recommendations; (iii) periodically reviewing, with management, the Company’s loss prevention policies, tailings facility management, and emergency response plans and recovery programs; (iv) periodically reviewing, with management, the Company’s strategies with respect to health, safety, sustainability and the environment; (v) periodically reviewing and monitoring the Company’s policies and, if necessary, procedures and practices relating to the reporting of health, safety and environmental incidents with respect to the Company’s employees, suppliers, contractors, consultants, facilities and operations, in compliance with regulatory laws; (vi) reviewing with management and legal counsel, the Company’s current or pending legal actions by or against the Company, related to environmental, health and safety issues; (vii) receiving and reviewing reports regarding significant health, safety and environmental incidents, emerging issues, summaries of inspections or audits, and corrective actions taken in response to deficiencies; (viii) monitoring as well as reviewing reports prepared by the Company with respect to health, safety, sustainability and the environment, including emerging potential physical and market-related risks to the Company’s business associated with climate change, and review the Company’s public disclosure documents with respect to such matters; (ix) periodically reviewing steps taken by management to ensure that employees receive the training necessary to meet health, safety, sustainability and environmental standards set by law and policies set by the Company; (x) directing management to regularly monitor and report on the Company’s health, safety, environmental and sustainability performance; (xi) facilitating information sharing with other Board committees to address matters of mutual interest or concern regarding health, safety, environmental and sustainability issues; and (xii) reporting regularly to the Board on its activities. The full text of the Environmental, Health, Safety and Sustainability Committee’s mandate is available on our website at www.erocopper.com.

In addition, the Environmental, Health, Safety and Sustainability Committee assists the Board in its oversight of our Corporate Social Responsibility Policy, Health and Safety Policy and Environmental Policy, which apply to each director, officer, employee and any third party, such as a supplier, contractor or consultant, representing or providing services for or on behalf of Ero Copper or any of its subsidiaries. The full text of each policy is available on our website at www.erocopper.com.

The Corporate Social Responsibility Policy outlines the Company’s commitment to fostering sustainable development by operating all of its mines and developing new projects in a manner that is respectful of local communities. The policy, among other things, outlines the following commitments of Ero Copper: (i) identifying and engaging its communities of interest in timely, inclusive, ethical, transparent and culturally respectful dialogue prior to undertaking significant activities and throughout the life of an operation or project; (ii) continuing to maintain formal grievance mechanisms as part of its overall community engagement process; (iii) monitoring, continuously improving, and reporting on the performance and effectiveness of its activities related to corporate social responsibility; (iv) implementing meaningful and effective strategies for community engagement; (v) promoting a safe environment for local communities; (vi) respecting the social, economic and cultural rights of local people; (vii) assisting local and regional development in areas where its operations and projects are located through training and employment; and (viii) adhering to all applicable laws and regulations of the countries and regions where Ero Copper conducts its business.

The Health and Safety Policy outlines the Company’s commitment to protecting the health and safety of its employees and third parties, such as contractors, consultants, and suppliers, at its mining operations and development projects. The policy, among other things, outlines the following commitments of Ero Copper: (i) promoting health and safety on and off the job; (ii) providing employees with the training and tools to work safely and expecting third parties, such as contractors, consultants and suppliers, to do the same; (iii) educating its employees to the potential hazards of their job and expecting third parties, such as contractors, consultants and suppliers, to do the same; (iv) requiring that employees perform their duties in the safest manner possible and expecting third parties, such as contractors, consultants and suppliers, to do the same; (v) adhering to all applicable health and safety laws and regulations of the countries and regions where Ero Copper conducts its business; (vi) striving for continuous improvement in all aspects of health and safety; (vii) providing a safe work environment by minimizing or, where possible, eliminating hazards, adhering to proven health and safety practices, implementing accident prevention programs, and ensuring that first aid and emergency response plans are in place at each operation; (viii) ensuring accident reporting is completed in a diligent manner and where necessary taking immediate steps to mitigate the potential for reoccurrence; (ix) developing and operating health and safety management programs at its operations that meet or exceed those in use by its peer companies; (x) promoting employee participation in the development of health and safety standards and management programs such that its employees take ownership of their health and safety responsibilities; (xi) conducting regular reviews of health and safety management programs and report findings to management and the Board; and (xii) conducting annual audits of all health and safety management programs and, with its capabilities, remediating all identified health and safety findings promptly.

The Environmental Policy outlines the Company’s commitment to wise environmental stewardship, including operating its mines and developing new projects in an environmentally sustainable and responsible manner. The policy, among other things, outlines the following commitments of Ero Copper: (i) adhering to all applicable environmental laws, regulations and other environmental obligations in the countries and regions in which it operates, and to follow additional environmental standards and practices that are voluntarily adopted by the Company; (ii) protecting the environment by applying proven management practices to minimize releases of greenhouse gas emissions and other pollutants to the air, land or water, facilitate the appropriate treatment and disposal of waste and mitigate environmental impacts; (iii) mitigating impacts to biodiversity through research, partnerships and land management processes; (iv) promoting the efficient use of energy, water and other natural resources through recovery, recycling and reuse; (v) striving to ensure the safe and responsible management and storage of tailings in accordance with applicable laws and regulations during the life of each operation and after the closure thereof; (vi) performing progressive reclamation activities during the life of each operation, and regularly updating closure plans to take into consideration the interests of host communities; (vii) communicating this commitment to excellence in environmental performance and climate protection with its subsidiaries, employees, suppliers, contractors, and other agents and the communities in which we operate; (vii) allocating the necessary resources to meet its reclamation and environmental obligations; (viii) educating employees regarding environmental matters, including climate change, water conservation and energy efficiency and awareness, and promoting employee participation in minimizing environmental impacts; (ix) striving to ensure all environmental incidents are reported, investigated and remediated; (x) seeking opportunities to improve its environmental performance through adherence to these principles; (xi) regularly reviewing its environmental management system to ensure that it remains appropriate and that Ero Copper’s environmental objectives and targets are being addressed; and (xii) communicating openly and transparently with internal and external interested parties to develop a mutual understanding of environmental issues, needs and expectations, including regularly report our water use, energy use and greenhouse gas emissions as well as climate-related risks and opportunities to our stakeholder.

The Environmental, Health, Safety and Sustainability Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, at the expense of the Company.

Disclosure Committee

The Company has established a Disclosure Committee comprised of the Executive Chairman, the CEO and the CFO, to ensure the provision of accurate and timely communication of important information to our shareholders. The Board has adopted a Disclosure Policy to provide guidance to the Disclosure Committee. The full text of the Disclosure Policy is available on our website at www.erocopper.com.

Additional Company Information

Voting Securities and Principal Holders of Voting Securities

The authorized voting share capital of Ero consists of an unlimited number of Shares without par value. As of the date of this Circular, there were 88,101,909 Shares issued and outstanding. The Shares are currently listed and traded on the TSX under the symbol “ERO”.

As at the date of this Circular, to the knowledge of the directors and executive officers of the Company, no one person or entity beneficially owns or exercises direction or control over, directly or indirectly, more than 10% of the Shares, except the following:

Name of Shareholder	Shares Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares(1)
T. Rowe Price Associates, Inc.	10,888,858	12.36%

Note:

(1)	The figures in this column have been calculated on a non-diluted basis.

Indebtedness of Directors and Executive Officers

No current or former directors, executive officers or employees of the Company or any of its subsidiaries, no Nominee, and no associate of any such director, executive officer or Nominee is, as at the date hereof, or has been, during the financial year ended December 31, 2020, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise or indebted to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

No director or executive officer of the Company or any of its subsidiaries, Nominee, shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued Shares, or any associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any transaction since January 1, 2020, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

Management Contracts

Management functions of the Company and its subsidiaries are not, to any substantial degree, performed other than by the directors or executive officers of the Company and its subsidiaries.

Shareholder Engagement

The Board and management of Ero believe in the importance of communicating with our shareholders, as open and constructive dialogue can improve Board and management effectiveness and improve corporate performance. Ero communicates with shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports, press releases, annual information form, annual report, sustainability report and other public disclosure, website and industry conferences. Ero also holds quarterly earnings teleconference calls, where attendees, including our shareholders and stakeholders, have an equal opportunity to ask questions of management at the end of each call.

Ero also communicates with our shareholders on an annual basis through its management information circular, including this Circular, which provides information about the Board, individual directors, its governance policies and practices and executive officer and independent director compensation policies and practices, and through annual shareholder meetings. This year, in light of the ongoing public health impact of the COVID-19 pandemic and Ero’s commitment to support the health, safety and wellness of our communities, shareholders, directors, employees and other stakeholders, Ero will hold the Meeting in a virtual-only format, which will be conducted via live audio teleconference. Ero intends to hold the virtual Meeting in a manner that affords our shareholders opportunities to participate, substantially similar to those shareholders would have at an in-person meeting. At the virtual Meeting, registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves or a third-party as proxyholder, regardless of geographic location and equity ownership, will have an equal opportunity to participate, vote during the Meeting and ask questions in respect of each of the matters to be voted upon as such matters are brought forward to the Meeting, all in real time, through the teleconference system, provided they have properly pre-registered before the Meeting in accordance with directions set out in this Circular under the heading “Solicitation of Proxies and Voting Instructions”. Any questions unrelated to a matter at hand will be deferred until the matter is brought forward for approval or until the end of the Meeting, as applicable.

Shareholders, employees and others can communicate directly with the Board by writing to the Executive Chairman or the Lead Director c/o the Vice President, General Counsel and Corporate Secretary, Ero Copper Corp., 625 Howe Street, Suite 1050, Vancouver, British Columbia, Canada, V6C 2T6 or by
e-mail at info@erocopper.com.

For More Information on Ero

Additional information regarding Ero, including financial information that is provided in our audited consolidated financial statements and MD&A for the financial year ended December 31, 2020, is available on our website at www.erocopper.com or under our profile on SEDAR at www.sedar.com. Securityholders may also contact the Corporate Secretary of the Company by phone at (604) 449-9236 or by e-mail at info@erocopper.com to request copies of these documents free of charge.

Directors’ Approval

The contents of the Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Christopher Noel Dunn”

Christopher Noel Dunn
Executive Chairman

Vancouver, British Columbia

March 16, 2021

APPENDIX “A”

ERO COPPER CORP.
BOARD OF DIRECTORS MANDATE

1.            Purpose

The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of Ero Copper Corp. (“Ero” or the “Company”). The Board, directly and through its committees and the Chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2.            Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Strategic Planning

(a)            Strategic Plans

The Board will adopt a strategic plan for the Company. At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and the Company’s annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products.

(b)            Business and Capital Plans

At least annually, the Board shall review and, if advisable, approve the Company’s annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.

(c)            Monitoring

At least annually, the Board shall review management’s implementation of the Company’s strategic, business and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

Risk Management

(a)            General

At least annually, the Board shall review reports provided by management of principal risks associated with the Company’s business and operations, review the implementation by management of appropriate systems to manage these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.

1

(b)            Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

Human Resource Management

(a)            General

At least annually, the Board shall review a report of the Compensation Committee concerning the Company’s approach to human resource management and executive compensation.

(b)            Succession Review

At least annually, the Board shall review the succession plans of the Company for the Chair, the Lead Director, the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons.

(c)            Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Company.

Corporate Governance

(a)            General

At least annually, the Board shall review a report of the Nominating and Corporate Governance Committee concerning the Company’s approach to corporate governance.

(b)            Director Independence

At least annually, the Board shall review a report of the Nominating and Corporate Governance Committee that evaluates the director independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

(c)            Ethics Reporting

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company. At least annually, the Board shall review the report of the Nominating and Corporate Governance Committee relating to compliance with, or material deficiencies from, the Code and approve changes it considers appropriate. The Board shall review reports from the Nominating and Corporate Governance Committee concerning investigations and any resolutions of complaints received under the Code.

(d)            Board of Directors Mandate Review

At least annually, the Board shall review and assess the adequacy of its Mandate to ensure compliance with any rules or regulations promulgated by any regulatory body and approve any modifications to this Mandate as considered advisable.

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Communications

(a)            General

The Board has adopted a Disclosure Policy for the Company. At least annually, the Board, in conjunction with the Chief Executive Officer, shall review the Company’s overall Disclosure Policy, including measures for receiving feedback from the Company’s stakeholders, and management’s compliance with such policy. The Board shall, if advisable, approve material changes to the Company’s Disclosure Policy.

(b)            Shareholders

The Company endeavors to keep its shareholders informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. Directors and management meet with the Company’s shareholders at the annual meeting and are available to respond to questions at that time.

3.            Composition

General

The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; any Canadian residency requirements; quorum requirements; meeting procedures and notices of meetings are required by the Business Corporations Act (British Columbia), the Securities Act (British Columbia) and the notice of articles and articles of the Company, subject to any exemptions or relief that may be granted from such requirements.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the chair of the Nominating and Corporate Governance Committee.

Independence

A majority of the Board must be independent, subject to any exemptions or relief that may be granted from such requirement. “Independent” shall have the meaning, as the context requires, given to it in National Policy 58-201 Corporate Governance Guidelines, as may be amended from time to time.

Chair of the Board

The Chair of the Board shall be an independent director, unless the Board determines that it is inappropriate to require the Chair to be independent. If the Board determines that it would be inappropriate to require the Chair of the Board to be independent, then the independent directors shall, from the time that the Company obtains a listing of its securities on a public market or stock exchange, select from among their number a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chair, if independent, or the Lead Director if the Chair is not independent, shall act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties.

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4.            Committees of the Board

The Board has established the following committees: the Compensation Committee, the Audit Committee, the Nominating and Corporate Governance Committee and the Environmental, Health, Safety and Sustainability Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

Committee Mandates

The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed by the Nominating and Corporate Governance Committee and any suggested amendments brought to the Board for consideration and approval.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s mandate.

Consideration of Committee Recommendations

As required by applicable law, by applicable committee mandate or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees.

Board/Committee Communication

To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting.

5.            Meetings

The Board will meet at least once in each quarter, with additional meeting held as deemed advisable. The Chair is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Meetings of the Board shall be conducted in accordance with the Company’s articles.

Secretary and Minutes

The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

Meetings Without Management

The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present.

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Directors’ Responsibilities

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings.

Access to Management and Outside Advisors

The Board shall have unrestricted access to management and employees of the Company. The Board shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of any officer of the Company. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Service on Other Boards

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company.

6.            Management

Position Descriptions for Directors

The Board has approved position descriptions for the Chair, the Lead Director and the chair of each Board committee. At least annually, the Board (or the Nominating and Corporate Governance Committee if the Board so directs) shall review such position descriptions.

Position Description for CEO

The Board has approved a position description for the Chief Executive Officer, which includes delineating management’s responsibilities. The Board has also approved the corporate goals and objectives that the Chief Executive Officer has responsibility for meeting. At least annually, the Board shall review a report of the Compensation Committee and/or the Nominating and Corporate Governance Committee reviewing this position description and such corporate goals and objectives.

7.            Director development and evaluation

Each new director shall participate in the Company’s initial orientation program and each director shall participate in the Company’s continuing director development programs. At least annually, the Board shall review the Company’s initial orientation program and continuing director development programs.

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8.            No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Notice of Articles and Articles, it is not intended to establish any legally binding obligations.

Adopted: May 15, 2017

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